Exhibit 10.1

STOCK PURCHASE AGREEMENT

Dated as of November 1, 2011

BETWEEN

BB&T CORPORATION

AND

BANKATLANTIC BANCORP, INC.

TABLE OF CONTENTS

ARTICLE I	DEFINITIONS	1

1.1	Certain Definitions	1

1.2	Other Defined Terms	10

1.3	Other Definitional Provisions	12

ARTICLE II	PURCHASE AND SALE	12

2.1	Purchase and Sale of Shares	12

2.2	Estimated Purchase Price; Adjustment	12

2.3	Distribution of Retained Assets LLC	14

2.4	Closing	15

2.5	Closing Deliveries by Seller	15

2.6	Closing Deliveries by Purchaser	16

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLER	16

3.1	Organization	16

3.2	Authority; Binding Nature	17

3.3	No Conflict	17

3.4	Consents and Approvals	18

3.5	Regulatory Matters	18

3.6	Capitalization	18

3.7	Deposits	19

3.8	Subsidiaries	19

3.9	Financial Information	19

3.10	Ordinary Course; Lack of Material Adverse Change	21

3.11	No Undisclosed Liabilities	21

3.12	Taxes	21

3.13	Title to Assets; Real Property	24

3.14	Litigation; Orders	25

3.15	Compliance	25

3.16	Loans	25

3.17	Allowance for Loan Losses	26

3.18	Investment Portfolio	26

3.19	Interest Rate Risk Management Instruments	27

3.20	Intellectual Property	27

3.21	Environmental Matters	27

3.22	Material Contracts	27

3.23	Employee Benefit Matters	28

3.24	Labor Relations (Employment Matters)	31

3.25	Related Party Transactions	31

3.26	Insurance	31

3.27	Brokers	31

3.28	Sufficiency of Assets	32

3.29	Solvency	32

3.30	No Intent to Defraud	32

3.31	Disclosure	32

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER	32

4.1	Organization	32

4.2	Authority; Binding Nature	33

4.3	No Conflict	33

4.4	Consents and Approvals	33

4.5	Regulatory Matters	33

4.6	Litigation	34

4.7	Sufficient Funds	34

4.8	Brokers	34

4.9	No other Representations	34

4.10	Disclosure	34

ARTICLE V	COVENANTS	35

5.1	Conduct of Business by Bank	35

5.2	Approvals and Filings	37

5.3	Access; Integration of Data Processing; Confidentiality	38

5.4	Notification	39

5.5	Public Announcements	39

5.6	No Control of Bank	40

5.7	Employee Benefit Matters	40

5.8	No Solicitation of Transaction	42

5.9	Indemnification; Directors’ and Officers’ Insurance	42

5.10	Capitalization of Bank	43

5.11	Efforts to Consummate; Further Assurances	43

5.12	BankAtlantic Foundation and South Florida Alliance	44

5.13	Lease of Headquarters Premises	44

5.14	Limitation on Seller Activities; BankAtlantic Name	44

5.15	Memorabilia	45

5.16	[Intentionally Blank]	45

5.17	Tax Matters	45

5.18	Seller Trust Preferred Securities	50

5.19	Intellectual Property	50

5.20	Intercompany Obligations; Transition Services Agreement	50

5.21	Matters with Respect to REIT and BAH Corp	51

ARTICLE VI	CONDITIONS TO CLOSE	51

6.1	Conditions to Each Party’s Obligations	51

6.2	Conditions to Obligations of Purchaser	51

6.3	Conditions to the Obligations of Seller	52

ARTICLE VII	INDEMNIFICATION	53

7.1	Indemnification by Seller	53

7.2	Indemnification by Purchaser	53

7.3	Limitations on Liability	54

7.4	Third-Party Indemnification Procedure	55

7.5	[Intentionally Blank]	55

7.6	Exclusive Remedies	55

ARTICLE VIII	TERMINATION	56

8.1	Termination	56

8.2	Effect of Termination	56

ARTICLE IX	MISCELLANEOUS	57

9.1	Notices	57

9.2	Entire Agreement	58

9.3	Amendments	58

9.4	Waivers	58

9.5	Binding Effect; Assignment	58

9.6	Governing Law	58

9.7	Consent to Jurisdiction	58

9.8	Waiver of Jury Trial	59

9.9	Severability	59

9.10	Cumulative Remedies; Specific Performance	59

9.11	Expenses	60

9.12	Prevailing Party	60

9.13	Counterparts	60

9.14	Schedules	60

Exhibits

Exhibit 1	Accounting Procedures and Methodologies

Exhibit 2	Reference Balance Sheet

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of November 1, 2011 (“Agreement”), is entered into by and between BB&T Corporation, a North Carolina corporation, (“Purchaser”) and BankAtlantic Bancorp, Inc., a Florida corporation (the “Seller”).

W I T N E S S E T H:

WHEREAS, Seller owns all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of BankAtlantic, a federal savings association (the “Bank”) and all of the issued and outstanding shares of preferred stock, par value $0.01 per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”) of Bank; and

WHEREAS, the Shares represent all of the issued and outstanding shares of capital stock of Bank; and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase, the Shares on the Closing Date.

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, Purchaser and Seller hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions. As used herein, the following terms shall have the following meanings:

(a) “401(k) Plan” shall mean the BankAtlantic Security Plus Plan (Plan No. 002).

(b) “Acquisition Proposal” shall mean any proposal or offer for, whether in one transaction or a series of related transactions, as to a (i) merger, consolidation, share exchange, business combination or similar transaction involving Bank, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of Bank representing 5% or more of the consolidated assets of Bank, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Bank, or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include (1) the sale of the Shares to Purchaser or any of the other transactions contemplated by this Agreement, (2) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among Bank, its Subsidiaries and Retained Assets LLC, or (3) any sales or dispositions of Retained Assets.

(c) “Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such Person. For the purpose of this definition, (i) “control” (including the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise; and (ii) when used in the context of Seller or Bank, “Affiliate” shall also mean Bank or any Subsidiary, or any entity which together with Bank or any Subsidiary would be deemed a single employer within the meaning of Code Sections 414(b), (c) or (m) or Section 4001 of ERISA. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence. Without limiting the generality of the foregoing, no Person shall be deemed to be a “controlled Affiliate” of Seller solely by virtue of it being a “controlled Affiliate” of BFC Financial Corporation or any of BFC Financial Corporation’s controlling shareholders.

(d) “Affiliated Group” shall mean any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision-of any Applicable Law.

(e) “Applicable Law” or “Law” shall mean and include (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority or as to which a party, by the nature of its activities, is subject, (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party or as to which a party, by the nature of its activities, is subject; (iii) any judicial or administrative interpretation of application of any Applicable Law described in (i) or (ii) above; and (iv) any amendment or revision of any Applicable Law described in (i), (ii) or (iii) above.

(f) “Applicable Rate” shall mean the one month London Interbank Offered Rate published by The Wall Street Journal on the Closing Date.

(g) “Bank Accounting Principles” means GAAP, as applied for purposes of preparation of the Financial Statements, with only those changes or modifications set forth in the accounting procedures and methodologies specified in Exhibit 1.

(h) “Bank Cease and Desist Order” shall mean that certain Stipulation and Consent to Issuance of Order to Cease and Desist entered into by Bank with the OTS on February 23, 2011.

(i) “Bank NAV” shall mean, as of any specified date, the amount in U.S. dollars equal to (i) the Bank’s consolidated total assets minus (ii) the Bank’s consolidated total liabilities as of the close of business on such date, after giving effect to the Retained Assets Contribution and Assumption and the satisfaction of all intercompany payables and receivables, calculated in accordance with the values required to be attributed to the assets, liabilities and shareholder’s equity of the Bank by the Bank Accounting Principles. For the avoidance of doubt, Bank NAV can be a positive or negative value.

(j) “Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Winston-Salem, North Carolina, or Fort Lauderdale, Florida, United States, or a day on which commercial banks in either Winston-Salem, North Carolina, or Fort Lauderdale, Florida, United States, are authorized or required by Applicable Law to close.

(k) “Charter Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.

(l) “Closing Balance Sheet” shall mean a consolidated balance sheet of the Bank as of the close of business on the last day of the month preceding the Closing Date prepared applying the Bank Accounting Principles and in the same manner and form as the Reference Balance Sheet.

(m) “Closing Date Cash Consideration” shall mean the dollar value, which may be positive or negative, of the sum of the Estimated Closing NAV plus the Estimated Premium.1

(n) “Closing NAV” shall mean Bank NAV as reflected on the Closing Date Balance Sheet.

(o) “COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.

(p) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(q) “Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of September 9, 2011 between Purchaser and Seller.

(r) “Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding.

(s) “Employee Benefit Plan” shall mean any plan, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which Bank has or may have any liability or whereby Bank and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or other individual, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements, or arrangements.

(t) “Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including, without limitation, laws relating to releases, discharges or disposal of hazardous, toxic or

[1]

For illustrative purposes, Closing Date Cash Consideration would be (i) $900,000 payable to Seller if the Estimated Closing NAV was negative $300 million and the Estimated Premium were $300.9 million, (ii) $0 if the Estimated Closing NAV was negative $300.9 million and the Estimated Premium were $300.9 million, and (iii) $500,000 payable to Purchaser if the Estimated Closing NAV was negative $301.4 million and the Estimated Premium were $300.9 million.

radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.

(u) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(v) “Estimated Closing Balance Sheet” shall mean a consolidated balance sheet of the Bank as of the close of business on last day of the second month preceding the Closing Date prepared applying the Bank Accounting Principles and in the same manner and form as the Reference Balance Sheet and setting forth in reasonable detail the calculation of the Estimated Closing NAV and Estimated Premium.

(w) “Estimated Closing NAV” shall mean Bank NAV as of the close of business on the last day of the month immediately preceding the month in which the Closing Date occurs as reflected on the Estimated Closing Balance Sheet.

(x) “Estimated Premium” shall mean the Premium derived from the Estimated Closing Balance Sheet (subject to later adjustment for the Closing Balance Sheet).

(y) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(z) “Excluded Taxes” shall mean (A) any Taxes of Bank and its Subsidiaries (whether or not such entities exist as of the Closing or are Subsidiaries of Bank immediately prior to Closing) related to any Pre-Closing Tax Period (including any Taxes imposed on Bank or any of its Subsidiaries as a result of the recognition of any “deferred intercompany gain” or “excess loss account” as a result of the transactions contemplated by this Agreement), (B) any Taxes imposed on Seller or any of its Affiliates, (C) any Taxes of a Person but for which Bank and its Subsidiaries may be liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), or as a transferee, successor, by contract or otherwise, for any Pre-Closing Tax Period, (D) any Taxes arising from any breach by Seller or any of its Affiliates (other than a breach by Bank or any of its Subsidiaries after the Closing Date) of any covenant contained in Section 5.17 or Section 5.1(a)(x), of this Agreement, (E) any Taxes arising from or in connection with any inaccuracy in or breach of any of the representations or warranties made by Seller in Section 3.12 of this Agreement, including any Taxes arising from the loss of a deduction as a result of the application of Section 280G of the Code to any payments (including payments made on or after the Closing Date) to employees, directors, or independent contractors of Bank or any Affiliate pursuant to arrangements that were in effect on or prior to the Closing Date (F) any Transfer Taxes for which Seller is responsible pursuant to Section 5.17(h), (G) any Taxes imposed on Bank or Subsidiary as a result of the Retained Assets Contribution and Assumption or the distribution of the Retained Assets LLC as set forth in Section 2.3 hereof, including the distribution of the shares of BAH Corp. thereto or the liquidation of the REIT and/or BAH Corp. as contemplated by Section 5.21 hereof, and (H) all costs and expenses, including reasonable out-of pocket legal, accounting, appraisal, consulting or similar fees, actually incurred relating to the foregoing. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes of Bank and its Subsidiaries shall be allocated between the period ending on the Closing

Date and the period beginning after the Closing Date pro rata on the basis of the number of days in each period, and (ii) Taxes (other than Property Taxes) of Bank and its Subsidiaries for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date; provided that Excluded Taxes shall not include any additional Tax owed by Bank or any of its Subsidiaries resulting from any transaction engaged in by Bank or any of its Subsidiaries occurring after the Closing.

(aa) “FDIC” shall mean the Federal Deposit Insurance Corporation.

(bb) “Federal Reserve” shall mean the Board of Governors of the Federal Reserve System.

(cc) “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.

(dd) “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party, by the nature of its activities, is subject, whether international, national, federal, state or local.

(ee) “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.

(ff) “IRS” shall mean the Internal Revenue Service.

(gg) “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.

(hh) “Losses” shall mean losses, liabilities, claims, damages and expenses (including reasonable attorneys’ fees and costs of investigation); provided, that the term “Losses” shall not include any consequential, special, multiple, punitive or exemplary damages, including, but not limited to, damages arising from loss of profits, business interruption or goodwill, unless and to the extent such damages are actually paid or required to be paid to a third party.

(ii) “Material Adverse Change” or “Material Adverse Effect” shall mean any event, change, effect or development that (i) has had or is reasonably likely to have a material and adverse effect on the financial condition, results of operations or business of Bank or (ii) would materially impair the ability of Seller to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement; provided, however, that a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in Applicable Law or in GAAP or regulatory accounting requirements or principles, (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to companies in the industries in which Bank and its Subsidiaries operate (so long as Bank is not materially disproportionately affected thereby), (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions ((including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets) so long as Bank is not materially disproportionately affected thereby), (D) the impact of the public disclosure, pendency or performance of this Agreement or the transactions contemplated hereby or any communication by Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the business of Bank or its Subsidiaries, including the initiation of litigation or other administrative proceeding by any Person with respect to this Agreement or any of the transactions contemplated hereby, (E) any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement, (F) actions taken or omitted to be taken with the prior written consent of Purchaser or required by this Agreement, (G) any failure, in and of itself, by the Bank or its Subsidiaries to meet any internal projections or forecasts, and (H) results of operations of the Bank and its Subsidiaries between the date of this Agreement and the Closing Date that, on an annualized basis, are not more adverse than an annual net loss of $117,000,000; provided that in determining whether an event, change, effect or development has a material adverse effect on the business, results of operations or financial condition of Bank and its Subsidiaries, the impact of such effect, event, development or change on the Retained Assets and the Retained Assets Liabilities shall not be taken into account. For the avoidance of doubt, material impairments, charge-offs or other write-downs taken with respect to the Retained Assets shall not be deemed to constitute a Material Adverse Change or Material Adverse Effect; provided, further, that the Proceedings identified on Schedule 1.1(ii) do not constitute a Material Adverse Effect.

(jj) “Material Contract” of Seller or its Subsidiaries (other than Bank) shall mean any contract or arrangement so defined in Item 601(b)(10) of Regulation S-K; “Material Contract of Bank” shall mean any of the following Contracts to the extent executory:

(i) any lease of real property that provides for aggregate payments of $500,000 or more;

(ii) any agreement for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $500,000 or more;

(iii) any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar agreement that is with any director or executive officer or that is not terminable at will upon 30 days’ or less notice and without a financial obligation exceeding $100,000;

(iv) any partnership, joint venture or other similar agreement or arrangement;

(v) any agreement relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any material amount of assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(vi) any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by Bank for the borrowing of money or the deferred purchase price of property in excess of $500,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(vii) any agreement that creates future payments or obligations in excess of $500,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 180 days or less;

(viii) any naming rights, license, franchise or similar agreement material to the business and operations of Bank or its Subsidiaries;

(ix) any exclusive dealing or third-party referral agreement imposed on Bank or its Subsidiaries or any agreement that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of Bank or its Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(x) any agreement that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of Bank and its Subsidiaries taken as a whole;

(xi) any memorandum of understanding, consent agreement, stipulation, any commitment letter or other similar arrangement or undertaking entered into by Bank or its Subsidiaries with any Governmental Authority; and

(xii) any Contract by Bank or its Subsidiaries with either Seller or any other Affiliate of Seller.

(kk) “OCC” shall mean the Office of the Comptroller of the Currency.

(ll) “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority.

(mm) “OTS” shall mean the Office of Thrift Supervision.

(nn) “Pension Plan” shall mean the Retirement Plan for Employees of BankAtlantic (Plan No. 001).

(oo) “Permit” shall mean any permit, license, registration, authorization, certificate, order or approval of or from any Governmental Authority.

(pp) “Permitted Lien” shall mean (i) Liens for current taxes and assessments not yet past due, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens and similar Liens arising in the ordinary course of business, and (iii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by Bank of the property subject thereto.

(qq) “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.

(rr) “Pre-Closing Tax Period” shall mean any taxable year or period ending on or prior to the Closing Date, and in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

(ss) “Purchase Price” shall be an amount equal to the Closing NAV plus the Premium.

(tt) “Premium” shall mean $300.9 million, assuming total deposits of $3.324 billion as of September 30, 2011 and non-CD deposits of $2.915 billion as of September 30, 2011. The Premium shall be increased or decreased by 10.32% of the amount by which the average daily closing balance of non-CD deposits during the ten (10) Business Day period ending on the Business Day immediately prior to the Closing exceeds or is less than $2.915 billion; provided, the Premium shall not exceed $315.9 million.

(uu) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(vv) “Property Taxes” means real, personal, and intangible ad valorem property taxes.

(ww) “Purchaser’s Knowledge” shall mean the actual knowledge of Daryl N. Bible and Cynthia B. Powell or the knowledge that each such individual would ordinarily have based on his or her respective position after reasonable investigation.

(xx) “Reference Balance Sheet” means the unaudited consolidated balance sheet of the Bank, prepared in accordance with the Bank Accounting Principles, as of the close of business on September 30, 2011 and attached hereto as Exhibit 2, which includes in columnar form (A) the unaudited consolidated balance sheet of the Bank and its Subsidiaries as of such date, (B) all adjustments to such balance sheet necessary to give effect to the Retained Assets Contribution and Assumption and the satisfaction of all intercompany payables and receivables, as though they occurred on the date thereof, (C) the pro forma balance sheet of the Bank after giving effect to such adjustments, and (D) a reasonably detailed calculation of Bank NAV and Premium as of such date.

(yy) “Regulatory Approval” shall mean the approval of the OCC, the Federal Reserve, the FDIC and any other regulatory agency which is required to consummate the transactions contemplated hereby.

(zz) “Related Party” shall mean: (a) any Person that serves as a director or executive officer of Bank as of the date of this Agreement, (b) any Person controlled by a Person described in (a) above (other than Bank), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.

(aaa) “Retained Assets Records” means all records and original documents, or where reasonable, appropriate copies thereof, in Bank’s possession or control that pertain to and are used by Bank to administer, reflect, monitor, evidence or record information associated with, supporting or regarding the Retained Assets and all such records maintained in a network (including any remote location) or on electronic or magnetic media in the electronic data base system of Bank, including without limitation, all loan files and all promissory notes, mortgages and security documents relating to loans and other assets included in the Retained Assets; provided, however, that Purchaser shall be entitled at its expense, to obtain copies of the items set forth to the extent that Purchaser is required by Applicable Law to retain copies of such information.

(bbb) “SEC” shall mean the United States Securities Exchange Commission or any successor thereof.

(ccc) “Seller Cease and Desist Order” shall mean that certain Stipulation and Consent to Issuance of Order to Cease and Desist entered into by Seller with the OTS on February 23, 2011.

(ddd) “Seller’s Knowledge” shall mean the actual knowledge of Alan B. Levan, John E. Abdo, Jarett Levan, Lloyd DeVaux, Valerie Toalson, or Susan D. McGregor or the knowledge that each such individual would ordinarily have based on his or her respective position after reasonable investigation.

(eee) “Seller Trusts” shall mean the following statutory business trust subsidiaries of Seller: BBC Capital Trust II, BBC Capital Statutory Trust III, BBC Capital Statutory Trust IV, BBC Capital Trust V, BBC Capital Trust VI, BBC Capital Statutory Trust VII, BBC Capital Trust VIII, BBC Capital Trust IX, BBC Capital Statutory Trust X, BBC Capital Trust XI, BBC Capital Trust XII, BBX Capital Trust 2007 I(A), and BBX Capital Trust 2007 II(A).

(fff) “Seller Trust Preferred Securities” shall mean the trust preferred securities issued by the Seller Trusts and the related junior subordinated debentures issued by Seller.

(ggg) “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

(hhh) “Support Center” shall mean the offices of Seller located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309 (or, in the event such offices are relocated to a different address, such new address).

(iii) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

(jjj) “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

(kkk) “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

1.2 Other Defined Terms. The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference

Agreement	First Paragraph
Audited Financial Statements	3.9(a)
ADSP	5.17(j)(iii)
Allocations	5.17(j)(iii)
Balance Sheet	3.9(a)
Balance Sheet Date	3.9(a)
Bank	Recitals
Cash Consideration	2.2
Call Reports	3.9(a)
Claim	5.9(b)
Closing	2.4
CPA Firm	2.3(d)
Closing Date	2.4
Closing Date Plan Year	5.7(c)
Common Share	Recitals

Defined Term	Section Reference

Continuing Employee	5.7(a)
Financial Statements	3.7(a)
Indebtedness	5.1(b)(vi)
Indemnified Parties	5.9(b)
Intellectual Property Rights	3.20
Interim Balance Sheet	3.9(a)
Interim Balance Sheet Date	3.9(a)
Interim Financial Statements	3.9(a)
Leased Property	3.13(c)
Leases	3.13(c)
Loans	3.16(a)
Material Contracts	3.22
Maximum Amount	5.9(a)
Owned Property	3.13(b)
PBGC	3.23(k)
Preferred Shares	Recital
Purchaser	First Paragraph
Purchaser Plans	5.7(d)
Real Property	3.13(c)
Regulatory Agencies	3.5
REIT	3.8(a)
Retained Asset Contribution and Assumption	2.3
Retained Assets Liabilities	2.3
Retained Assets	2.3
Retained Assets LLC	2.3
Section 338(h)(10) Elections	5.17(j)(i)
Section 338 Forms	5.17(j)(i)
Seller’s Objection	2.2(b)
Shares	Recitals
Straddle Period	5.17(b)(iii)
Transfer Taxes	5.17(h)

1.3 Other Definitional Provisions.

(a) All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated therein the context otherwise requires.

(b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

(d) Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.

(e) The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not such words appear.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall purchase the Shares from Seller, and Seller shall sell, assign, transfer, convey and deliver the Shares to Purchaser for the consideration specified herein.

2.2 Estimated Purchase Price; Adjustment.

(a) Not fewer than five Business Days prior to the Closing Date, Seller shall deliver, or cause to be delivered, to Purchaser (1) the Estimated Closing Balance Sheet, and (2) a certificate of Seller certifying that, to Seller’s Knowledge, the Estimated Closing Balance Sheet has been prepared in the same manner as the Reference Balance Sheet (without any changes or modifications in the method of application of the Bank Accounting Principles). Following such delivery and prior to the Closing, Purchaser may review the Estimated Closing Balance Sheet and Seller shall consider in good faith any disputes of Purchaser with respect thereto.

(b) As soon as practicable, but in no event more than 60 days following the Closing Date, Purchaser shall prepare, or cause to be prepared, and deliver, or cause to be delivered to Seller, (1) the Closing Balance Sheet, and (2) a certificate of Purchaser certifying that, to Purchaser’s Knowledge, the Closing Balance Sheet has been prepared in the same manner as the Reference Balance Sheet (without any changes or modifications in the method of application of the Bank Accounting Principles).

(c) Seller shall, within 30 days after the delivery by Purchaser to Seller of the Closing Balance Sheet, complete its review of the Closing Balance Sheet. The Closing Balance Sheet shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller determines that the Closing Balance Sheet is inaccurate or has not been prepared consistent with the Reference Balance Sheet and Bank Accounting Principles and gives written notice of its disagreement with the Closing Balance Sheet (the “Seller’s Objection”) to Purchaser

prior to such date. The Seller’s Objection shall (1) specify in reasonable detail the nature of each disagreement so asserted and (2) specify what Seller reasonably believes is the correct Closing NAV and Premium based on the disagreements set forth in such Seller’s Objection. If Seller delivers a Seller’s Objection, then the Closing Balance Sheet, the Closing NAV and Premium (as revised or adjusted in accordance with this sentence) shall become final and binding upon Purchaser and Seller on the earlier of (A) the date Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Seller’s Objection and (B) the date any disputed matters are finally resolved in writing in accordance with the procedures described in this Agreement. During the 30-day period following the delivery of the Seller’s Objection, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Seller’s Objection. Purchaser and its accountants shall, and shall cause the Bank or its successor to, and Seller and its accountants shall, promptly provide the other party and its accountants and representatives reasonable access to all personnel, books and records, data and financial statements and any other information, including work papers of its accountants, reasonably requested by the other party to the extent necessary for such party to review the Closing Balance Sheet or to prepare the Seller’s Objection (in the case of Seller) or to review the Seller’s Objection (in the case of Purchaser); provided that such party and its accountants and representatives have executed all release letters reasonably requested by the other party’s accountants in connection therewith.

(d) If Seller and Purchaser are unable to resolve all of their disagreements with respect to the determination of the Closing Balance Sheet, Closing NAV and Premium within the 30-day period after delivery of the Seller’s Objection, they shall refer their remaining differences to KPMG or another nationally recognized firm of independent certified public accountants as to which Seller and Purchaser mutually agree (the “CPA Firm”), who shall, limiting their review to still unresolved matters included in the Seller’s Objection and acting as experts and not as arbitrators, determine the Closing Balance Sheet, Closing NAV and Premium consistent with the Reference Balance Sheet and the Bank Accounting Principles. The parties shall instruct the CPA Firm to deliver the Closing Balance Sheet, Closing NAV and Premium to Purchaser and Seller no later than 20 Business Days after the remaining differences underlying the Seller’s Objection are referred to the CPA Firm. The CPA Firm’s determination shall include a certification that it determined the Closing Balance Sheet, Closing NAV and Premium in accordance with this Section 2.2(d) and shall be conclusive and binding upon Purchaser and Seller, absent clear and manifest error. The fees and disbursements of the CPA Firm shall be paid by Purchaser or Seller in proportion to those matters submitted to the CPA Firm that are resolved against that party, as such fees and disbursements are allocated by the CPA Firm in accordance with this Section 2.2 at the time of the CPA Firm’s determination. The fees and expenses of Seller’s accountants and representatives, incurred in connection with their review of the Closing Balance Sheet and, if applicable, the Seller’s Objection shall be borne by Seller, and the fees and expenses of Purchaser’s accountants and representatives, incurred in connection with their review of the Closing Balance Sheet and, if applicable, the Seller’s Objection shall be borne by Purchaser. Purchaser and its accountants and Seller and its accountants shall (and Purchaser shall cause the Company or its successor to) make available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Reference Balance Sheet Date, the Estimated Closing Balance Sheet, the Seller’s Objection and the Closing Balance Sheet and all other items reasonably requested by the CPA Firm. For the purpose of the final determination of the Closing Balance Sheet, no change shall be made after the Closing with respect to the accounting records of Bank on which the Closing Balance Sheet is to be based that would prevent, obstruct or otherwise affect the procedures set forth in this Section 2.2. Each party shall have the ability, in their discretion, to submit written or oral submissions to the CPA Firm with respect to matters subject to the dispute. A copy of any such submission shall be provided to the other party to the dispute.

(e) If (i) the Closing NAV plus the Premium exceed the Estimated Closing NAV plus the Estimated Premium, Purchaser shall make an adjustment payment to Seller in the dollar amount of such excess or (ii) the Closing NAV plus the Premium is less than the Estimated Closing NAV plus the Estimated Premium, Seller shall make an adjustment payment to Purchaser in the absolute dollar value of such difference. Any payment pursuant to this Section 2.2(e) shall be made together with interest on the amount of such payment at the Applicable Rate calculated on the basis of a 360-day year for the actual number of days elapsed, accrued from the Closing Date until, but not including, the date of payment. Within ten days following the date on which the Closing Balance Sheet, Closing NAV and Premium become final and binding pursuant to this Section 2.2, any payment payable pursuant to this Section 2.2(e) shall be paid by wire transfer of immediately available funds to a bank account or accounts designated by Purchaser or Seller, as the case may be, at least two Business Days prior to the expiration of such ten day period. Any payment made pursuant to this Section 2.2 shall be treated for all tax purposes as adjustments to the Purchase Price.

2.3 Distribution of Retained Assets LLC. Prior to the assignment of membership interests described in this Section 2.3, Seller shall cause Bank to organize a wholly-owned Subsidiary (“Retained Assets LLC”) and contribute to Retained Assets LLC the assets, rights, claims and causes of action set forth on Schedule 2.32 (collectively, the “Retained Assets”) and the

[2]	Schedule 2.3 shall include: (i) all loans graded “Special Mention,” as of September 30, 2011 (ii) all nonaccrual loans and nonaccrual tax certificates as of September 30, 2011 (iii) all performing loans and tax certificates graded “sub-standard” as of September 30, 2011, (iv) all Real Estate Owned as of September 30, 2011 and all Real Estate Owned acquired by Bank after the date hereof through foreclosure, deed in lieu or other enforcement proceeding or settlement with respect to any Retained Assets (which may include the contribution of wholly-owned single purpose entities of Bank that hold Real Estate Owned) and those certain other specifically identified parcels of real estate, (v) Bank’s interest in BABC, LLC (its factoring joint venture), (vi) all right, title and interest to all loans and tax certificates and other extensions of credit of Bank previously written off, (vii) computer software programs used by Bank and its Subsidiaries in connection with Bank’s tax certificate acquisition, investment and administrative activities and related codes, databases, models and other intellectual property, (viii) any and all judgments, claims and rights of action related to or arising out of such assets (including, without limitation, those related to loans and tax certificates and other extensions of credit previously written off). Further, in connection with the Retained Assets Contribution and Assumption, all associated escrows, contractual deposits and other rights and obligations associated with the Retained Assets as of Closing shall be transferred to Retained Assets LLC. Additionally, all loss reserves attributable to the Retained Assets as of Closing, which were $81.9 million at September 30, 2011, shall be deemed to have been contributed to Retained Assets LLC as part of the Retained Assets Contribution and Assumption. Schedule 2.3 will identify each asset and the net book value of the Retained Assets at September 30, 2011. All payments or sale proceeds (other than payments of interest) received with respect to the Retained Assets after the date hereof through the Closing Date, shall be included in the Retained Assets. For clarification purposes, the Retained Assets identified in (i), (ii), (iii) and (iv) above shall be specifically identified in Schedule 2.3, however their net book value, while identified in Schedule 2.3 as of September 31, 2011, will be subject to change based on Bank Accounting Principles applied through Closing. Further, the Retained Assets specifically identified in (i), (ii), (iii) and (iv) above shall not be added to or excluded from the Retained Assets regardless of any changes in loan, asset or balance sheet classifications for such assets after September 30, 2011 unless specifically agreed to by Purchaser and Seller prior to Closing. If an asset of the Bank should have been included on Schedule 2.3 as of September 30, 2011, then upon mutual agreement of Seller and Purchaser, Schedule 2.3 shall be updated to include such asset. In connection with the Retained Assets Contribution and Assumption, Seller shall transfer all real estate assets of Heartwood Holdings, Inc. (Bank’s REIT subsidiary) to Bank or a designated newly-formed subsidiary of Bank.

Retained Assets Records. Seller shall also cause Retained Assets LLC to assume all liabilities set forth on Schedule 2.3 and all other liabilities relating to the Retained Assets (the “Retained Assets Liabilities”). The contribution of the Retained Assets and assumption of the Retained Assets Liabilities contemplated by this Section 2.3 is referred to herein as the “Retained Assets Contribution and Assumption.” The form of any and all transaction documentation relating to Retained Assets Contribution and Assumption shall be subject to the mutual agreement of the Seller and the Purchaser.

2.4 Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares contemplated by this Agreement and the distribution to Seller of the membership interests in Retained Assets LLC shall take place at a closing (the “Closing”) to be held at the offices of Squire, Sanders & Dempsey (US) LLP, 200 South Biscayne Boulevard, Suite 4100, Miami, Florida 33131 at 10:00 a.m. (local time) (a) as of the open of business on the first Business Day of the month following satisfaction or waiver of all conditions to the obligations of the parties set forth in ARTICLE VI (other than those conditions that are by they nature to be satisfied at Closing); provided if all conditions to the obligations of the parties set forth in ARTICLE VI are satisfied or waived on a date that is within five Business Days of the end of a month, then the parties shall reasonably determine the time and place of the Closing, which shall not be later than the first Business Day of the next following month or (b) at such other time and place as Purchaser and Seller may mutually agree upon in writing (the day on which the Closing takes place is referred to herein as the “Closing Date”).

2.5 Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(a) certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to Purchaser and with all required stock transfer taxes affixed;

(b) a certificate of the Secretary or an Assistant Secretary of Seller, dated as of the Closing Date, certifying to: (i) the charter and bylaws of Bank; (ii) resolutions of the board of directors of Seller approving the sale of the Shares and the execution, delivery and performance of this Agreement; (iii) action by shareholders of Seller holding the requisite voting power under the Charter and Applicable Law approving the sale of the Shares and the execution, delivery and performance of this Agreement; and (iv) incumbency and signatures of the officers of Seller executing this Agreement and any other certificate or document delivered by Seller in connection with this Agreement;

(c) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 6.2(a) have been satisfied;

(d) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Seller, that the actions described in Section 2.3 have been performed;

(e) the absolute dollar value of the Closing Date Cash Consideration, by wire transfer in immediately available funds to an account designated in writing by Purchaser no later than two (2) Business Days prior to the Closing Date if Closing Date Cash Consideration is a negative number;

(f) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Seller, as described in Section 5.17(n);

(g) resignations, effective as of the Closing Date, of all directors and those officers of Bank designated by Purchaser prior to the Closing;

(h) Noncompetition Agreements duly executed by Alan Levan, Jack Abdo and Jarett Levan in a mutually agreeable form with terms consistent with the provisions in Section 5.14; and

(i) Documentation reasonably satisfactory to Purchaser that no severance, non-competition, or other payments have been paid, or will be due on or after the Closing Date, to the extent all or any portion of such payments would not be deductible as a result of the application of Section 280G of the Code, except as identified in Schedule 2.5(i).

2.6 Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(a) the Closing Date Cash Consideration, if any, by wire transfer in immediately available funds to an account designated in writing by Seller no later than two (2) Business Days prior to the Closing Date if Closing Date Cash Consideration is a positive number;

(b) a certificate of the Secretary or an Assistant Secretary of Purchaser, dated as of the Closing Date, certifying the: (i) resolutions of the board of directors of Purchaser approving the purchase of the Shares and the execution, delivery and performance of this Agreement; and (ii) incumbency and signatures of the officers of Purchaser executing this Agreement and any other certificate or document delivered by Purchaser in connection with this Agreement; and

(c) a certificate, dated as of the Closing Date and signed by a duly authorized officer of Purchaser, that each of the conditions set forth in Section 6.3(a) have been satisfied.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the following representations and warranties to Purchaser, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), that:

3.1 Organization.

(a) Seller is a corporation (i) duly organized and validly existing under the laws of the State of Florida and its status is “active”, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Bank is a federal savings association (i) duly organized and validly existing under the laws of the United States and (ii) has all requisite power and authority to own and operate its properties and to carry on its business as presently conducted. True, complete and correct copies of the Charter and the Bylaws of Bank, as in effect as of the date of this Agreement, have previously been made available to the Purchaser.

3.2 Authority; Binding Nature.

(a) Seller has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated by this Agreement, have been duly and validly approved by the board of directors of Seller. Subject to the foregoing and the approval of BFC Financial Corporation as contemplated by Section 6.2(e), no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and constitutes (assuming due authorization, execution and delivery by Purchaser) the legal, valid and binding obligations of Seller enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) Seller and its Subsidiaries have taken all action required to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of the State of Florida. Seller and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make this Agreement and the transactions contemplated hereby comply with, and the transactions contemplated hereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

3.3 No Conflict. The execution, delivery and performance of this Agreement by Seller, and the consummation of the transactions contemplated hereby, do not and will not (a) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Charter Documents of Seller, Bank or any of their respective Subsidiaries, (b) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to Seller, Bank or any of their respective Subsidiaries, (y) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any Material Contract of Seller, Bank or any of their respective Subsidiaries, or by which any of their respective assets or properties may be bound, or (z) result in the creation or imposition of any Lien on any of the assets of Bank or its Subsidiaries.

3.4 Consents and Approvals. Other than the Regulatory Approvals and such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 3.4, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of Seller or Bank is required in connection with the execution, delivery and performance by Seller of this Agreement, and the consummation of the transactions contemplated hereby.

3.5 Regulatory Matters. Bank has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2008 with (i) the OTS; (ii) the OCC; (iii) the FDIC; and (iv) the Federal Reserve (collectively, “Regulatory Agencies”) and have paid all applicable material fees and assessments due and payable in connection therewith. Except for the Bank Cease and Desist Order, the Seller Cease and Desist Order or as set forth on Schedule 3.5, neither of Seller nor Bank (nor any of their respective Subsidiaries) is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority that restricts, or by its terms will in the future restrict, the conduct of its business in any material respect, other than those of general application that apply to savings and loan holding companies or their subsidiaries generally. Except for Bank Cease and Desist Order, the Seller Cease and Desist Order or as set forth on Schedule 3.5, there is no unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Seller or Bank.

3.6 Capitalization.

(a) The authorized capital stock of Bank consists of (i) 15,000,000 Common Shares, of which 100 Common Shares are issued and outstanding, all of which are owned by Seller and none of which are held in treasury, and (ii) 10,000,000 Preferred Shares, of which 40 shares are issued and outstanding, all of which are owned by Seller and none of which are held in Treasury. The Shares constitute all of the issued and outstanding capital stock of Bank. The Shares have been duly authorized, validly issued and are fully paid and nonassessable. None of the Shares have been issued or disposed of in violation of any preemptive rights of any Person. There are no shares of capital stock of Bank authorized or reserved for issuance.

(b) There are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating the Seller, Bank or any of their respective Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of Bank, or any securities exchangeable for or convertible into the capital stock of Bank, (ii) contractual obligations of Seller, Bank or any of their respective Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of Bank or its Subsidiaries, or (iii) proxies, voting agreements, voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the Shares. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by the Bank and are outstanding.

(c) Seller owns good, valid and marketable title to all of the Shares both beneficially and of record, and as of the Closing Date, the Shares will be owned by Seller free and clear of all Liens.

3.7 Deposits. The deposit accounts of Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been fully paid. All interest has been properly accrued on the deposit accounts of Bank, and Bank’s records accurately reflect such accrual of interest. Except as disclosed on Schedule 3.5, the deposit accounts of Bank have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all Applicable Laws. Neither Seller nor Bank has received written notice of any loss or potential loss of any material business or customers related to the deposit accounts of Bank.

3.8 Subsidiaries.

(a) Schedule 3.8(a) sets forth a true and complete list of each Subsidiary of Bank. As of the date of this Agreement, Heartwood Holdings, Inc., a Florida corporation (“REIT”), is the only Significant Subsidiary of Bank. As of the Closing, Bank will have no Subsidiaries.

(b) Other than as set forth on Schedule 3.8(b), there are no corporations, partnerships, limited liability companies, associations or other entities in which Bank owns any equity or other interest. All outstanding shares or ownership interests of Bank’s Subsidiaries are validly issued, fully paid and nonassessable and owned by Bank free and clear of any Liens other than Permitted Liens.

3.9 Financial Information.

(a) Copies of (i) Seller’s consolidated audited financial statements including the financial information of Bank as of December 31, 2010, 2009 and 2008 and the related statements of operations and changes in stockholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements including the balance sheet of Bank as of September 30, 2011 and the related statements of operations and changes in stockholders’ equity and cash flows for the nine month period then ended (the “Interim Financial Statements”) and (ii) the Consolidated Reports of Condition and Income of Bank that were filed by Bank in 2011 and 2010 (such reports, the “Call Reports”) that are publicly available ((i) and (ii) collectively, the “Financial Statements”) have previously been made available to Purchaser. The balance sheet of Bank as of December 31, 2010 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The balance sheet of Bank as of September 30, 2011 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date.”

(b) From the date of this Agreement until the Closing Date or the termination of this Agreement pursuant to Article VIII, Seller will provide to Purchaser as promptly as practicable, but in no event later than the twentieth day following the end of the relevant calendar month, the monthly unaudited financial statements of Bank provided to management (including any related notes and schedules thereto), for each of the calendar months ended after the date of this Agreement.

(c) Subject to the assumptions and qualifications set forth therein, the Financial Statements, when read together, present fairly, in all material respects, the financial position of Seller and Bank, at their dates and the results of operations and changes in stockholders’ equity of Seller and Bank for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except that the Interim Financial Statements have adjustments as indicated therein.

(d) Except as set forth in the Financial Statements or on any Schedules hereto, Bank is not liable upon or with respect to, or obligated in any other way to provide funds in respect of or to guarantee or assume in any manner, any debt, obligation or dividend of any Person (other than debts or obligations of Bank). Bank is not currently liable for, or obligated to pay, any deferred purchase price amount arising from the acquisition of the equity or assets of a Person.

(e) The records, systems, controls, data and information of Bank and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of Bank or its Subsidiaries or accountants (including all means of access thereto and therefrom) in all material respects. Bank and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations and (ii) transactions are recorded in conformity with GAAP and Applicable Law. Since January 1, 2011, none of Bank nor any Subsidiary thereof nor, to Seller’s Knowledge, any director, senior executive officer, or auditor independent accountant, has received written notice or otherwise obtained knowledge of any material weakness regarding the accounting or auditing practices, procedures or methods of Bank or any Subsidiary of Bank or their respective internal accounting controls, other than material weaknesses that have been remedied prior to the date of this Agreement.

(f) Bank and its Subsidiaries have (i) implemented and maintain disclosure controls and procedures to ensure that material information relating to Bank and its Subsidiaries is made known to the chief executive officer and the chief financial officer of Bank by others within those entities, and (ii) disclosed, based on the most recent evaluation prior to the date of this Agreement, to Bank’s outside auditors and the audit committee of Seller’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Bank’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Bank’s internal controls over financial reporting.

3.10 Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date through the date of this Agreement, except as reflected in the Interim Financial Statements, as required by the Bank Cease and Desist Order or as set forth in Schedule 3.10, Bank has operated in the ordinary course of business consistent with past practice, and there has not been any Material Adverse Change.

3.11 No Undisclosed Liabilities. From the Balance Sheet Date through the date of this Agreement, Bank and its Subsidiaries have not incurred any material liability or obligation (whether absolute, accrued, contingent or otherwise), except for (i) those liabilities that are reflected or reserved against on the Financial Statements (including any notes thereto), (ii) those liabilities incurred in the ordinary course of business consistent with past practice from the Balance Sheet Date through the date of this Agreement and (iii) those liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

3.12 Taxes.

(a) (i) All Tax Returns that are required to be filed on or before the Closing Date by Bank or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true and complete in all material respects; (ii) all Taxes owed by Bank and each of its Subsidiaries and due on or before the Closing Date (including any such Taxes shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no material issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending as of the date of this Agreement, or, if pending, have been specifically identified by Seller to Purchaser and adequately reserved for in the Financial Statements.

(b) Schedule 3.12(b) lists all Tax Returns filed by Bank and its Subsidiaries for taxable periods ended on or after December 31, 2008, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Purchaser has received correct and complete copies of all federal and state Tax Returns filed by Bank for taxable periods ended on or after December 31, 2008 and all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by Bank with respect to those taxable periods.

(c) There are no Liens on Bank’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable.

(d) Neither Bank nor any of its Subsidiaries has waived any statute of limitations in respect of Income Taxes or agreed to any extension of time with respect to an Income Tax assessment or deficiency (with the exception of an extension until March 2012 with respect to tax years 2004 through 2009).

(e) Bank and its Subsidiaries have complied with all applicable material information reporting and withholding requirements with respect to Taxes.

(f) Except as listed on Schedule 3.12(f), neither Bank nor any of its Subsidiaries is (or has been) a party to any Income Tax allocation or sharing agreement, and is not a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was Seller).

(g) Except as listed on Schedule 3.12(g), there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which Bank or any Subsidiary is a party and that could be treated as a partnership for federal income Tax purposes.

(h) Neither Bank nor any Subsidiary has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.

(i) No claim has been made in the last five (5) years by a taxing authority in a jurisdiction where Bank or any Subsidiary does not file Tax Returns that Bank (or such Subsidiary) is or may be subject to taxation by that jurisdiction nor is there any factual or legal basis for any such claim.

(j) Since 2004, neither Bank nor any Subsidiary has distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k) Bank and each Subsidiary have made available to Buyer copies of all Tax opinions relating to and in the audit files of Bank or the Subsidiaries.

(l) Neither Bank nor any Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

(m) Neither Bank nor any Subsidiary participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.

(n) Neither Bank nor any Subsidiary has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). Bank and each Subsidiary have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.

(o) No gain recognition agreements have been entered into by either the Bank or any Subsidiary, and no private letter rulings or closing agreements have been obtained by either the Bank or any Subsidiary that will have any effect on the Tax Returns, Tax positions, or other filings of the Bank or any Subsidiary subsequent to the Closing Date.

(p) Neither Bank nor any Subsidiary is or has at any time been a personal holding company as that term has been defined from time to time in Section 542 of the Code, and neither Bank nor any Subsidiary has at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Section 1296 or 1297 of the Code.

(q) Bank and each Subsidiary is in full compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(r) Except as listed on Schedule 3.12(r), there is no agreement, contract or arrangement to which Bank or any Subsidiary is a party that could, individually or collectively, result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4)), 162 (other than 162(a)), or 404 of the Code.

(s) Neither Bank nor any Subsidiary has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) as a result of any prepaid amount received on or prior to the Closing Date.

(t) Bank and its Subsidiaries have complied in all material respects with all applicable unclaimed property Laws. Without limiting the generality of the foregoing, Bank and each Subsidiary has established and followed procedures to identify any unclaimed property and, to the extent required by Applicable Law, remit such unclaimed property to the applicable Governmental Authority. Bank’s and each Subsidiary’s records are adequate to permit a Governmental Authority or other outside auditor to confirm the foregoing representations.

(u) All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) Bank or any Subsidiary and (ii) any other Person that is controlled directly or indirectly by Bank or Seller (within the meaning of Section 482 of the Code) were effected on arms’-length terms and for fair market value consideration.

(v) The unpaid Taxes of Bank and each Subsidiary (a) did not, as of September 30, 2011, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Bank and each Subsidiary in filing its Tax Returns. Since the date of the Interim Balance Sheet, neither Bank nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(w) REIT qualifies and has for all taxable years qualified as a real estate investment trust, as defined in Code Section 856 et. seq.

3.13 Title to Assets; Real Property.

(a) Except as set forth on Schedule 3.13(a), as of the date of this Agreement, Bank or one of its Subsidiaries has, and as of the Closing, Bank will have good and marketable title or a valid leasehold interest in, easement or right to use all of the assets and properties reflected on the Interim Balance Sheet as being owned or leased, as applicable (except for assets sold or otherwise disposed of or leases that have expired since the Interim Balance Sheet Date in the ordinary course of business), and none of such properties or assets is subject to any Liens other than Permitted Liens. All such properties and assets are in good condition, ordinary wear and tear excepted, and, in all material respects, are fit for the uses to which they are being put.

(b) Schedule 3.13(b) is a true, correct and complete list of all real property owned by Bank or one of its Subsidiaries other than “real estate owned” acquired as a result of debts previously contributed which are not used for the operations of Bank (together with any buildings, structures, fixtures or other improvements thereon, the “Owned Property”).

(c) Schedule 3.13(c) is a true, correct and complete list of all leases pursuant to which Bank or one of its Subsidiaries is a lessee or lessor (the “Leases”) of any real property (together with any buildings, structures, fixtures or other improvements thereon, the “Leased Property” and, together with the Owned Property, the “Real Property”). All such Leases are valid, legally binding, in full force and effect, and enforceable in accordance with their terms. Other than as set forth on Schedule 3.13(c), there is not under any of the Leases: (i) any default by Bank or its Subsidiaries or any claim of default which with notice or lapse of time, or both, would constitute a default; or (ii) any default or claim of default against any lessor to or lessee of Bank or its Subsidiaries, or any event of default or event which with notice or lapse of time, or both, would constitute a default by any such lessor or lessee. The consummation of the transactions contemplated hereby will not result in a breach or default under any of the Leases, and, except as set forth on Schedule 3.13(c) hereto and specifically identified as such, no consent of or notice to any third party is required as a consequence thereof. Bank has made available to Purchaser true, correct and complete copies of the Leases, and no Lease has been modified in any respect since the date it was made available. Except as set forth on Schedule 3.13(c) none of the property subject to a Lease is subject to any sublease, license or other agreement granting to any person any right to the use, occupancy or enjoyment of such property or any portion thereof. Neither Bank nor any of its Subsidiaries has received written notice that the landlord with respect to any real property lease would refuse to renew such lease upon expiration of the period thereof upon substantially the same terms, except for rent increases consistent with past experience or market rentals.

3.14 Litigation; Orders.

(a) Except as set forth on Schedule 3.14(a), there is no Proceeding pending or, to Seller’s Knowledge, threatened against Bank or any of its Subsidiaries, that, individually or in the aggregate, is material to Bank, or would prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b) Except for Bank Cease and Desist Order, there is no Order outstanding against Bank or any of its Subsidiaries that, individually or in the aggregate, is material to Bank and its Subsidiaries, taken as a whole, or would prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.15 Compliance.

(a) Bank and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders. Bank and each of its Subsidiaries have all material Permits of, and has made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business as presently conducted.

(b) Neither Bank nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) to Seller’s Knowledge, any material Permit which it holds.

(c) Bank has implemented one or more formal codes of ethics, insider trading policies, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Purchaser. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

3.16 Loans.

(a) Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by Bank and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with all Applicable Laws, (ii) has been made, entered into or acquired by Bank or one of its Subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and what they purport to be, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, Bank or one of its Subsidiaries and are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and (iv) is in full force and effect. For purposes of this Section 3.16(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.

(b) Seller has previously disclosed a complete and correct list of all Loans that, as of the Interim Balance Sheet Date (i) are contractually past due 90 days or more in the payment of principal and/or interest, (ii) that are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” together with the principal amount on each such Loan and the identity of the obligor thereunder. True, correct and complete copies of the currently effective lending policies and practices of Bank and each of its Subsidiaries have been made available to Purchaser.

(c) Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents in all material respects, Bank’s underwriting standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all Applicable Laws and applicable requirements of any government-sponsored enterprise program. Bank and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties in any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(d) None of the agreements pursuant to which Bank or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans since January 1, 2008 contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations.

(e) Schedule 3.16(e) sets forth a list of all Loans by Bank and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Bank or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of Bank on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Schedule 3.16(e) has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.

3.17 Allowance for Loan Losses. The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with Section 3.9(b), as the case may be, were and will be established in accordance with the practices and experiences of Bank and its Subsidiaries and were and will be adequate under and in accordance with the requirements of GAAP and applicable guidelines issued by the Regulatory Agencies to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet.

3.18 Investment Portfolio. All investment securities held by Bank, as reflected in the Financial Statements, are carried in accordance with GAAP and in a manner materially consistent with the applicable guidelines issued by the Regulatory Agencies. Bank has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the Financial Statements and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of Bank.

3.19 Interest Rate Risk Management Instruments. Seller is not a party to any interest rate swaps, caps, floors, option agreements, derivative, hedge or other interest rate or risk management arrangements or agreements.

3.20 Intellectual Property. Schedule 3.20 sets forth, as of the date of this Agreement, a list of all patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, domain name registrations and registered copyrights and applications therefor (collectively, “Intellectual Property Rights”) that, in each case, are material to the conduct of the business of Bank, as presently conducted. Bank owns or otherwise has the right to use, each such Intellectual Property Right. Except as set forth on Schedule 3.20, the conduct of the business of Bank as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person in any material respect, and no claims are pending or, to Seller’s Knowledge, threatened alleging that Bank is infringing the rights of any Person with regard to any Intellectual Property Right. To Seller’s Knowledge, as of the date of this Agreement, no Person is materially infringing, misappropriating or otherwise violating the rights of Bank with respect to any Intellectual Property Right.

3.21 Environmental Matters. Except as set forth on Schedule 3.21, (i) no notice, notification, demand, request for information, citation, summons or order has been received by Bank, no complaint has been filed against Bank, no penalty has been assessed against Bank, and no investigation, action, claim or suit is pending or, to Seller’s Knowledge, is threatened against Bank by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) Bank is in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iii) Bank is not conducting or paying for any response or corrective action under any Environmental Law at any location; and (iv) Bank is not party to any Order that imposes any obligations under any Environmental Law.

3.22 Material Contracts. Schedule 3.22 sets forth a list of all Material Contracts of Bank and its Subsidiaries as of the date hereof. Except as set forth on Schedule 3.22, neither Bank nor any of its Subsidiaries is a party to any Contract that contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of Bank to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of Bank to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business. All Material Contracts are valid and binding agreements of Bank or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, rules or regulations affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither Bank nor its Subsidiaries is in material violation or breach of or default under any Material Contract.

3.23 Employee Benefit Matters.

(a) Schedule 3.23(a) sets forth a true and complete list of each material Employee Benefit Plan. Only employees and former employees of Bank (and their eligible dependents) participate in the Employee Benefit Plans, except for employees and former employees (and their dependents) of Persons listed on Schedule 3.23(a). Within five (5) Business Days of the date of this Agreement, Seller shall provide a list of the names of the Employee Benefit Plans in which each such person participates and the participants therein. Bank has not been notified that any Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority.

(b) With respect to each material Employee Benefit Plan, complete and correct copies of the following documents have been furnished to Purchaser: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such material Employee Benefit Plan and, in the case of any material Employee Benefit Plan that is not in written form, a description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; (v) current ERISA bonds; and (vi) all correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).

(c) Except as set forth in Schedule 3.23(c), each Employee Benefit Plan: (i) has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA and the Code; (ii) no Proceedings are pending, or to Seller’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any material Employee Benefit Plan or any contract or agreement relating thereto as of the Closing Date have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; and (v) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d) With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which Bank is entitled to rely under IRS pronouncements, and no such determination letter, opinion letter or advisory letter has been revoked nor, to Seller’s Knowledge, has revocation been threatened.

(e) All contributions (including, without limitation, all employer contributions and employee salary reduction contributions), premiums and benefit payments required by and due from Bank and any Affiliate under or in connection with the terms of each Employee Benefit Plan have been made within the time periods prescribed by the Employee Benefit Plan, ERISA and the Code.

(f) Each Employee Benefit Plan may be amended, terminated or otherwise modified by Bank in its sole discretion, including the elimination of any and all future benefit accruals thereunder, without any adverse consequences to Bank, other than (i) providing COBRA benefits to qualified beneficiaries of any Employee Benefit Plan that is a group health plan and (ii) funding the Retirement Plan for Employees of BankAtlantic as required by Law. No communications or provision of any Employee Benefit Plan has failed to effectively reserve the right of Bank to so amend, terminate or otherwise modify such Employee Benefit Plan. Neither Bank nor any of its Affiliates has announced its intention to modify or terminate any Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of an Employee Benefit Plan. Except as set forth in Schedule 3.23(f), each asset held under each Employee Benefit Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge, comparable liability, or consent of a person or entity, other than Bank or the trustee of such plan.

(g) Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Employee Benefit Plan is or will be subject to the penalties or Section 409A(a)(1) of the Code. Neither Bank nor any Affiliate has any obligations to any employee or other service provider to make any reimbursement or other payment with respect to any tax imposed under Section 409A of the Code.

(h) No Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(i) Except as set forth in Schedule 3.23(i) and Schedule 5.7(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with any other event: (i) result in any payment (including, without limitation, any separation, severance, termination, retention, or similar payments or benefits) becoming due, or increase the amount of compensation due, to any current or former employee, officer, director or other individual of Bank or any Subsidiary; (ii) increase any benefits payable under any Employee Benefit Plan; or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Further, neither Bank nor any Subsidiary has announced any type of plan or binding commitment to create any additional Employee Benefit Plan, to enter into any agreement with any current or former employee, officer, director, or other individual or to amend or modify any existing Employee Benefit Plan or agreement with any current or former employee, officer, director, or other individual.

(j) Except as set forth in Schedule 3.23(j), neither Bank nor any Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing)

other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. Bank has at all times complied with COBRA, and has maintained adequate records to evidence such compliance.

(k) Except for the Pension Plan, no Employee Benefit Plan is, and neither Bank nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and either Bank nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any multiemployer plan. Except as set forth in Schedule 3.23(k), none of the Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). Except as set forth in Schedule 3.23(k), no Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither Bank nor any Affiliate has ever contributed to or had an obligation to contribute to any such plan. With respect to the Pension Plan, (i) there does not exist any accumulated funding deficiency within the meaning of Code Section 412 or ERISA Section 302, whether or not waived; and (ii) except as described in Schedule 3.23(k), (A) the fair market value of the assets of the Pension Plan equals or exceeds the actuarial present value of accrued benefits under the Pension Plan on a termination basis, (B) no reportable event within the meaning of ERISA Section 4043(c) has occurred, (C) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full, (D) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would reasonably be expected to be incurred by Bank or any Affiliate, and (E) the PBGC has not instituted proceedings to terminate the Pension Plan and, to Seller’s Knowledge, no condition exist that presents a risk that such proceedings will be instituted or which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, the Pension Plan.

(l) Schedule 3.23(l) and Schedule 5.7(h) set forth a complete list of all severance and termination benefits with respect to which Bank has or will have any liability, under any Employee Benefit Plan or other severance agreement, program, practice, or arrangement.

(m) The consummation of the transactions contemplated by this Agreement will not require the funding (whether on a formal or informal basis) of the benefits under any Employee Benefit Plan.

(n) No participants in any Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(o) Except as set forth in Schedule 3.23(o), neither the Pension Plan nor the 401(k) Plan is funded with or allows for payments, investments, or distributions in any employer security of Bank or any Affiliate (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.

(p) Except as set forth in Schedule 3.23(p), no reportable event within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Benefit Plan, and neither Bank nor any Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(q) No Employee Benefit Plan which is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Code Section 419 or 419A.

3.24 Labor Relations (Employment Matters).

(a) There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to Seller’s Knowledge, threatened against or affecting Bank. Bank is not a party to any material collective bargaining agreements or similar labor agreements. Bank is, and has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Law. Bank has not received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to Bank and, to Seller’s Knowledge, no such investigation is in progress.

(b) Since the Balance Sheet Date, Bank has not effectuated a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of Bank or its Subsidiaries.

(c) Except as set forth on Schedule 3.24, Bank is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.

3.25 Related Party Transactions. Except as set forth on Schedule 3.25 and normal reimbursements for business expenses made in the ordinary course of business, neither Bank nor its Subsidiaries is a party to any Contract or depository relationship with any Related Party or in which (to Seller’s Knowledge) any Related Party has a material interest.

3.26 Insurance. Each of Bank and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of Bank reasonably has determined to be prudent with respect to their businesses, properties and assets. Schedule 3.26 sets forth a list of all insurance policies maintained with respect to the business and assets of Bank and its Subsidiaries. All insurance policies with respect to the business and assets of Bank are in full force and effect, all premiums due and payable thereon have been paid, Bank and its Affiliates have not received notice to the effect that any of them are in material default under any such insurance policy, and all claims have been filed in a timely fashion. There is no material claim pending under any such policies with a respect to Bank or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

3.27 Brokers. Except for Sandler O’Neil + Partners L.P. and Cantor Fitzgerald & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or Bank.

3.28 Sufficiency of Assets. Except for the Retained Assets and Retained Assets Liabilities and as otherwise set forth in Schedule 3.28, Bank and its Subsidiaries own or have the right to use, and after the consummation of the transactions contemplated hereby, will continue to own or have the right to use, all of the tangible assets, liabilities, rights and properties necessary to conduct the business of Bank, in all material respects in the same manner and on the same terms as currently conducted.

3.29 Solvency.

(a) Seller is not insolvent and will not be rendered insolvent by the transactions contemplated hereunder. As used in this Section 3.29, “insolvent” means that sum of the debts and other probable liabilities of Seller exceeds the present fair saleable value of Seller’s assets.

(b) Immediately after giving effect to the consummation of the transactions contemplated hereunder: (i) Seller will be able to pay its liabilities as they become due in the ordinary course of business; (ii) Seller will not have unreasonably small capital with which to conduct its business; (iii) Seller will have assets (calculated at fair market value) that exceed its liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the reasonably probable amount of such judgments in any such actions and in the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

3.30 No Intent to Defraud. Seller has not entered into the transactions contemplated by this Agreement with any intent to hinder, delay or defraud any creditor or any other Person.

3.31 Disclosure. No representation or warranty by Seller or Bank contained in this Agreement (including the Disclosure Schedules hereto) or in the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof, and no statement, certificate or other information furnished by Seller by or on behalf of Bank pursuant hereto or thereto, contains any untrue statement of a material fact or any omission of a material fact necessary to make the respective statements contained herein and therein, in the light of the circumstances under which there statements were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby makes the following representations and warranties to Seller, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), as follows:

4.1 Organization. Purchaser is a corporation (i) duly organized, validly existing and in good standing under the Laws of North Carolina (ii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Purchaser is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated by this Agreement.

4.2 Authority; Binding Nature. Purchaser has all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser, and the consummation of the transactions contemplated hereby has been duly authorized by all necessary action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, constitutes (in each case assuming due authorization, execution and delivery by Seller) the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.3 No Conflict. The execution, delivery and performance of this Agreement by Purchaser and the consummation of the transactions contemplated hereby do not (a) conflict with, or result in a breach of or default under, any terms or conditions of Purchaser’s Charter Documents, or (b) conflict with or violate any Applicable Law as to Purchaser.

4.4 Consents and Approvals. Other than the Regulatory Approvals, no consents, approvals, authorizations or other actions by, or filing with or notifications with, or notifications to, any Person or any Governmental Authority on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement by Purchaser, except for such consents, approvals, authorizations or other actions, or filings or notifications, the failure of which to be obtained would not have a material adverse effect upon the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated by this Agreement.

4.5 Regulatory Matters. Purchaser has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2010 with any Regulatory Agency, and has paid all applicable material fees and assessments due and payable in connection therewith, except where the failure to do so would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated hereby. To Purchaser’s Knowledge, no Regulatory Agency or other Governmental Authority has initiated or has pending any formal enforcement action regarding the business, disclosures or operations of Purchaser that could reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated hereby. There is no material unresolved written violation, criticism, comment or exception by any Regulatory Agency or other Governmental Authority with respect to any report or statement relating to any examinations or inspections of Purchaser except where such adverse determination would not reasonably be expected to have a material adverse effect upon the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated by this Agreement. Purchaser is not aware of any reason why it would not receive all required Regulatory Approvals on a timely basis and without the imposition of any conditions having the effects described in the proviso to Section 5.2(a)(i).

4.6 Litigation.

(a) There is no Proceeding pending or, to Purchaser’s Knowledge, threatened against Purchaser, or any of its Subsidiaries, which, if determined adversely, would reasonably be expected to have a material adverse effect upon the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated by this Agreement.

(b) There is no Order outstanding against Purchaser or any of its Subsidiaries, or its businesses that would reasonably be expected to have a material adverse effect upon the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated by this Agreement.

4.7 Sufficient Funds. Purchaser has, as of the date hereof, and will have at the Closing Date, sufficient cash on hand or other sources of immediately available funds to enable Purchaser to timely pay the Cash Consideration, contribute sufficient funds or other assets to Bank to adequately capitalize Bank immediately after the Closing and consummate the transactions contemplated by this Agreement.

4.8 Brokers. Except for Deutsche Bank Securities, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or its Subsidiaries or any of their respective directors, officers or employees, for which Seller may become liable.

4.9 No other Representations. Except for the representations and warranties set forth in ARTICLE III, Purchaser hereby acknowledges and agrees that neither Seller, nor Bank, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Seller or Bank or their respective Subsidiaries, businesses or operations.

4.10 Disclosure. No representation or warranty by Purchaser contained in this Agreement (including the Disclosure Schedules hereto) or in the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof, and no statement, certificate or other information furnished by Purchaser pursuant hereto or thereto, contains any untrue statement of a material fact or any omission of a material fact necessary to make the respective statements contained herein and therein, in the light of the circumstances under which there statements were made, not misleading.

ARTICLE V

COVENANTS

5.1 Conduct of Business by Bank.

(a) During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement (including as contemplated by Section 2.3 to effect the distribution of Retained Assets, LLC), (B) as set forth on Schedule 5.1(a), (C) as required by the Bank Cease and Desist Order or the Seller Cease and Desist Order or (D) with the written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), Seller shall cause Bank and each of its Subsidiaries to (x) maintain its existence under Applicable Law, (y) conduct its business and operations in all material respects in the ordinary and usual course of business and in a manner consistent with prior practice, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, Seller covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement (including as contemplated by Section 2.3 to effect the distribution of Retained Assets, LLC), or required by a Governmental Authority, Applicable Law or the Bank Cease and Desist Order or the Seller Cease and Desist Order, or as set forth in Schedule 5.1(a), Bank shall not, and shall cause its Subsidiaries not to, and Seller shall cause Bank and Bank’s Subsidiaries not to, directly or indirectly:

(i) amend its Charter Documents;

(ii) except for the transfer of the membership interests of Retained Assets LLC to Seller, adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests (other than to Bank or another wholly-owned Subsidiary of Bank), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities;

(iii) purchase or otherwise acquire an equity interest in, or a substantial portion of the assets of, any Person or any division or business thereof (other than as a result of the foreclosure of a security interest), if the aggregate amount of the consideration paid or transferred by Bank or its Subsidiaries in connection with all such transactions would exceed $500,000, or merge or consolidate with any Person;

(iv) sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets, other than (A) as contemplated by this Agreement (including, as contemplated by the Retained Assets Contribution and Assumption) (B) sales, transfers or other dispositions of assets in the ordinary course of business, (C) renewals or terminations of Leases, in each case, in the ordinary course of business, (D) sales, transfers or other dispositions of obsolete or written off assets, (E) sales, transfers or other dispositions of the Retained Assets and (F) as set forth on Schedule 5.1(a)(iv);

(v) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), other than Indebtedness incurred in the ordinary course of business (it being understood that incurring Indebtedness in the ordinary course of business includes the creation of deposit liabilities, purchases of federal funds and Federal Home Loan Bank advances, borrowings from the Federal Reserve and entering into repurchase agreements);

(vi) make any capital contributions to, or investments in, any Person other than a Subsidiary;

(vii) commence any Proceeding or, except for Proceedings with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case made or pending against Bank, or any of its officers and directors in their capacities as such, other than the commencement or settlement of Proceedings in the ordinary course of business and settlements which, in any event (A) is for an amount not to exceed $500,000 in excess of accruals therefor reflected in the Interim Balance Sheet with respect to the applicable Proceeding (or series of related Proceedings) and (B) reasonably would not be expected to prohibit or materially restrict Bank from operating its business in the ordinary course;

(viii) make any material change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(ix) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former officers, employees or directors of Bank or any of its Subsidiaries, other than (A) nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, (B) required under any Employee Benefit Plan or (C) in connection with the negotiation of any collective bargaining agreement with a union representing or proposing to represent the employees of Bank;

(x) make or change any material Tax election, settle or compromise any material Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement, file any amended Tax Return that differs materially from the prior Tax Return or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(xi) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xii) enter into any new line of business;

(xiii) file any application to establish, or to relocate or terminate the operations of, any banking office of Bank;

(xiv) enter into, renew or terminate any Material Contract, other than (a) renewing or terminating any Material Contract in the ordinary course of business or (b) entering into a Material Contract which calls for aggregate annual payments of not more than $500,000 and which is terminable on 60 days or less notice without payment of any termination fee or penalty;

(xv) make any investment in securities, except securities with a remaining maturity of less than 36 months issued by the United States of America or any of its agencies;

(xvi) agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions described in this Section 5.1(a);

(xvii) adopt a plan of complete or partial liquidation or dissolution;

(xviii) except for existing Loans issued prior to the date of this Agreement that have not yet expired, make any new (A) commercial real estate loan in an original principal amount in excess of $5,000,000 or (B) residential loan originated for retention in the loan portfolio in an original principal amount in excess of $1,000,000, in each case in accordance with normal Bank practices; provided, however, to the extent permitted by the Bank Cease and Desist Order, the foregoing shall not prohibit or restrict Bank from making a new Loan to facilitate the sale of REO of an original principal amount in excess of $5,000,000 to the extent such Loan is financed exclusively from and is included in the Retained Assets or renewals, extensions or modifications of existing commercial real estate loans; and

(xix) purchase or otherwise acquire any material assets or incur any material Liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 5.1(a).

5.2 Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Seller and Purchaser agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided that nothing herein shall be deemed to require a party to take any action, or commit to take any action, in connection with obtaining such Regulatory Approvals, waivers, exemptions, consents or qualifications if the taking of such action is likely to result in a condition or restriction that would reasonably be expected to have a material adverse effect on the business, financial condition or results or operations of such party; (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b) Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement, Purchaser and Seller shall each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. Purchaser and Seller shall each use reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Governmental Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby.

(c) The parties shall advise within twenty-four hours of receipt each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

5.3 Access; Integration of Data Processing; Confidentiality.

(a) In order to facilitate the consummation of the transactions contemplated hereby and the integration of the business and operations of Bank, subject to Section 5.5 and Applicable Laws relating to confidentiality and the exchange of information, Seller shall, and shall cause Bank to, permit Purchaser and its officers, employees, counsel, accountants and other authorized representatives, access, upon reasonable notice and during customary business hours throughout the period before the Closing Date, at Purchaser’s sole expense, to Bank’s books, papers and records relating to the assets, properties, operations, obligations and liabilities (other than minutes that discuss any of the transactions contemplated by this Agreement, any proposals to acquire the Seller or Bank which were made prior to the date of the Agreement or any other subject matter Seller reasonably determines should be treated as confidential) in which Purchaser may have a reasonable interest; provided, however, that neither Seller nor Bank shall be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements. Purchaser shall use commercially reasonable efforts to minimize any interference with Bank’s regular business operations during any such access to Bank’s property, books and records.

(b) At the request of Purchaser, during the period from the date of this Agreement to the Closing, Seller shall, and shall cause Bank and their respective officers and employees to, and shall make all reasonable efforts to cause their respective data processing service providers to, cooperate and assist Purchaser in connection with preparation for an electronic and systematic conversion of all applicable data regarding Bank to Purchaser’s system of electronic data processing; provided, however, that no such conversion shall occur until the Closing. Purchaser shall be responsible for reasonable and agreed upon costs incurred by Seller, including all fees to third parties, in connection with any such efforts.

(c) Purchaser acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Purchaser pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.3(c) shall nonetheless continue in full force and effect.

(d) From and after the Closing Date, Seller shall permit Purchaser and its officers, employees, counsel, accountants and other authorized representatives, and Purchaser shall, and shall cause Bank to, permit Seller and its officers, employees, counsel, accountants and other authorized representatives, reasonable access to any and all material, information, records and other documents in its possession or control relating to matters arising on or before the Closing Date and reasonably necessary in connection with (i) accounting purposes, (ii) regulatory purposes, (iii) any Proceeding involving the party requesting access to such documents, (iv) Tax purposes and (v) the Retained Assets, subject to confidentiality requirements. Seller shall use reasonable efforts to minimize disruption or interference with regular business operations of Purchaser and Bank. All material, information, records and other documents, whether held by Purchaser, Bank or Seller, shall be maintained for such periods as are required by Law, unless the parties shall agree in writing to a longer period. Between the date hereof and the Closing Date, the parties shall use commercially reasonable efforts to agree to policies and procedures to be followed by each party in connection with any request by Seller, following the Closing Date, for Purchaser and Bank to provide Seller with any information which may be requested hereunder.

5.4 Notification. Seller and Purchaser shall promptly (and in any event within three Business Days after becoming aware of any such breach) notify the other party in writing (a) if it believes that such party has breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.

5.5 Public Announcements. Seller and Purchaser shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.

5.6 No Control of Bank. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of Bank prior to the Closing Date.

5.7 Employee Benefit Matters.

(a) As of the Closing Date, Purchaser shall provide or cause its Affiliates to provide to each employee of Bank who continues employment with Bank following the Closing Date (a “Continuing Employee”) (i) base wages or salaries, as applicable, and (ii) employee benefit plans, programs, policies and arrangements (excluding, however, all equity plans) that, are substantially comparable, in the aggregate, to the salaries or base wages, as applicable, and the Employee Benefit Plans of the Bank provided to such Continuing Employee immediately prior to the Closing Date (but in no event greater than the employee benefits provided to Purchaser’s similarly situated employees).

(b) Seller shall ensure that as of immediately prior to the Closing Date, each employee or other service provider of Seller and its Affiliates who provides services to the business of Bank is employed by Bank and that no other individual is employed by Bank. Only employees (and their dependents) shall be participants in the Employee Benefit Plans sponsored by Bank.

(c) Purchaser shall provide, or cause its Affiliates to provide, each Continuing Employee who is terminated without cause by Purchaser or its Affiliates during the one (1) year period immediately following the Closing Date with severance benefits under General Separation Policy of BankAtlantic; provided, however, that for purposes of determining Years of Service under said plan, such a Continuing Employee shall be credited with (i) the service with which he or she was credited for severance plan purposes with Seller and its Affiliates as of the Closing Date, plus (ii) his or her service with Purchaser and its Affiliates after the Closing Date; provided, however, that such benefit payments may be conditioned on execution of a release of claims in a form satisfactory to Purchaser.

(d) With respect to any employee benefit plan of Purchaser or Purchaser’s Affiliates in which any Continuing Employee becomes eligible to participate on or after the Closing Date (a “Purchaser Plan”), Purchaser shall (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such Purchaser Plan to the extent they were inapplicable to, or were satisfied under, any Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit Purchaser Plan) under each Purchaser Plan in which such Continuing Employee becomes or may become a participant for service with Bank (or any predecessor to Bank and its Affiliates), solely to the extent such service was credited under the Employee Benefit Plans. As of the Closing Date, Purchaser shall credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on Schedule 3.23 as of the Closing Date. With respect to each Purchaser Plan that is a health plan in which Continuing Employees participate after Closing, Purchaser shall (i) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan; and (ii) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year and for which verification is provided by the insurer or third party administrator of such Employee Benefit Plan, as though such amounts had been paid in accordance with the terms and conditions of any applicable Purchaser Plan.

(e) Purchaser and Seller acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of Purchaser and Seller and nothing contained herein shall (i) be construed as an amendment to any Employee Benefit Plan or Purchaser Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Purchaser or Seller or their respective Affiliates, or any dependent or beneficiary thereof or (iii) otherwise obligate Purchaser or any of its Affiliates to maintain any particular Purchaser Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. Purchaser and Seller further acknowledge and agree that Seller shall cause Bank and Subsidiaries to provide to Purchaser all employee books and records relating to Continuing Employees no later than the Closing Date.

(f) Seller shall, at its expense, cause Bank to terminate the 401(k) Plan immediately prior to the Closing by resolution adopted by the board of directors of Bank, on terms acceptable to Purchaser, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all Applicable Laws to the extent not previously amended. Said termination shall provide that all participants in the 401(k) Plan shall be fully vested in their account balances thereunder; and Seller shall cause Bank to notify the 401(k) Plan participants and beneficiaries of such termination prior to the Closing Date pursuant to Applicable Law requirements. Purchaser will permit rollover of 401(k) plan assets by Continuing Employees in cash and with respect to loans, in kind, to a Purchaser’s defined contribution retirement plan with a 401(k) feature.

(g) Notwithstanding anything to the contrary provided herein, Seller shall (i) provide COBRA benefits with respect to all qualified beneficiaries, other than the Continuing Employees, under any Employee Benefit Plan that is a group health plan; (ii) be liable for and pay all severance obligations and benefits under any Employee Benefit Plan to any eligible individual, other than a Continuing Employee; and (iii) comply with all obligations and pay all benefits, costs and expenses with respect to all individuals, other than the Continuing Employees, under all Employee Benefit Plans.

(h) At the Closing, Seller shall assume and be responsible for the payment of the obligations of the Bank or any Affiliate to pay to the individuals listed on Schedule 5.7(h) hereto the amounts set forth opposite their names on such schedule. Seller shall make all applicable Tax withholdings and file all forms reporting such payments to the appropriate

Governmental Authority. Such payments made by Seller shall comply with Section 409A of the Code. Purchase shall reimburse Seller for all amounts paid pursuant Schedule 5.7(h), without duplication for any amount credited to Seller on the Closing Balance Sheet pursuant to the Bank Accounting Principles or otherwise.

5.8 No Solicitation of Transaction.

(a) From the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with ARTICLE VIII, Seller shall not, and shall not authorize, directly or indirectly, any of its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors or other representatives to, directly or indirectly, (i) take any action to solicit, initiate, encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries with respect to, or the making of, any Acquisition Proposal, (ii) approve, negotiate, endorse or recommend any Acquisition Proposal, or (iii) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal. Upon execution of this Agreement, Seller shall, and shall direct its officers, directors, employees, investment bankers, attorneys, accountants, agents, advisors and other representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.8 shall preclude Seller or its representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence or to enforce the provisions of any confidentiality agreement entered into with any Person with respect to a potential Acquisition Proposal.

5.9 Indemnification; Directors’ and Officers’ Insurance.

(a) Purchaser and Bank shall maintain in effect for six (6) years following the Closing Date, directors’ and officers’ liability insurance tail coverage on similar terms as the policies maintained by or for the benefit of Bank and its past and present directors and officers (provided, that Purchaser and Bank may substitute therefor policies of at least the same coverage containing terms and conditions which are not less favorable) with respect to matters occurring prior to or at the Closing Date, including the transactions contemplated by this Agreement; provided, however, that in no event shall Purchaser and Bank be required to expend in the aggregate pursuant to this Section 5.9 more than 200% of the annual cost currently expended by or on behalf of Bank and its past and present directors and officers with respect to such tail insurance coverage (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Purchaser and Bank shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount.

(b) From and after the Closing Date, Seller shall indemnify and hold harmless (and promptly advance expenses to) each Person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Closing Date, an officer or director of Bank (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any Proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Bank or a Subsidiary, regardless of whether such Claim is asserted or claimed before or after the Closing Date, to the fullest extent permitted under the Seller’s Charter or Bylaws or Applicable Law. Seller shall promptly pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such Proceeding to each Indemnified Party to the full extent permitted by Applicable Law. Seller shall fulfill in all respects all indemnification commitments and obligations of Bank and its Subsidiaries between Bank or any of its Subsidiaries, on the one hand, and any Indemnified Party, on the other hand.

(c) Seller shall promptly pay all expenses (including attorneys’ fees) that may be reasonably incurred by an Indemnified Party in enforcing the indemnity and other obligations of under this Section 5.9; provided, however, that Seller shall not be required to pay such expenses contemplated and shall be entitled to repayment of any advance payments of such expenses from an Indemnified Party if it is determined in a final, nonappealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to indemnity under this Section 5.9.

(d) In the event that Seller or its successors or assigns, to the extent not assumed by operation of Applicable Law, transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Seller shall assume the obligations set forth in this Section 5.9.

(e) The obligations of Seller provided under this Section 5.9 are intended to be enforceable against Seller directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Seller.

5.10 Capitalization of Bank. After the Closing Date, Purchaser shall contribute assets to Bank or merge, consolidate or combine Bank with an insured depository institution Subsidiary of Purchaser so that in either case Bank has sufficient capital to meet the applicable capital adequacy requirements of any such Regulatory Agency.

5.11 Efforts to Consummate; Further Assurances.

(a) Purchaser and Seller agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b) From and after the Closing, consistent with the terms and conditions hereof, Seller and Purchaser shall and shall cause each of their respective Subsidiaries to, and shall use reasonable best efforts to cause their Affiliates to, promptly execute, acknowledge and deliver such instruments, certificates and other documents and to take such other actions as a party may reasonably require in order to effect the transactions contemplated hereby, including, without limitation, the Retained Assets Contribution and Assumption. Following the Closing, the parties shall cooperate with one another to prepare and file all documents and forms and amendments thereto as may be required by Applicable Law with respect to the transactions contemplated hereby.

(c) On and after the Closing Date, each party will promptly deliver to the other, at such other party’s expense all mail and other communications properly addressable or deliverable to the other as a consequence of the transactions contemplated by this Agreement, including the purchase and sale of the Shares and the Retained Assets Contribution and Assumption; and without limitation of the foregoing, on and after the Closing Date, Seller shall promptly forward to Purchaser any mail, communications or other material relating to the business and operations of Bank (other than those items which relate to the Retained Assets and Retained Assets Liabilities) and Purchaser shall promptly forward to Seller any mail communication or other material relating to the Retained Assets or Retained Assets Liabilities which are delivered to Bank or Purchaser. In addition, any payments received by Purchaser or Bank, which relate to the Retained Assets shall promptly be paid to Seller after Purchaser’s or Bank’s receipt thereof.

(d) Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.

5.12 BankAtlantic Foundation and South Florida Alliance. BankAtlantic Foundation and the South Florida Alliance are each independent corporations under Section 501(c)(3) of the Code, are not subsidiaries of Bank and shall not be transferred or affected by the purchase and sale of the Shares or consummation of the other transactions contemplated by this Agreement. However, as soon as practicable after the Closing, Seller shall cause BankAtlantic Foundation to change its name so as to exclude the word “BankAtlantic.”

5.13 Lease of Headquarters Premises. At the request of Seller, Purchaser and Seller shall engage in good faith negotiations with respect to a lease agreement effective as of the Closing providing for Purchaser’s or Bank’s lease to Seller of that portion of the premises at Bank’s headquarters at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33304 to be mutually agreed by Purchaser and Seller.

5.14 Limitation on Seller Activities; BankAtlantic Name.

(a) For a period of three (3) years following the Closing Date, in the State of Florida, Seller agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly, own, manage, operate or engage in, or participate in the ownership, management or operation of or engagement in any business soliciting or accepting deposits, in the context of operating a branch banking business serving the mass retail and small commercial banking markets of the type conducted by Bank and its Subsidiaries as of the date hereof; provided, however, that nothing in this Section 5.14(a) shall prohibit Seller or its Affiliates from engaging in any of the following activities: (i) specialty finance, (ii) origination or purchase of commercial loans (including commercial real estate loans with respect to the acquisition, development and/or construction of residential land or residential properties, and commercial land and commercial properties) or renewing, modifying, increasing, extending, refinancing, making protective advances with respect to or otherwise dealing with any Loans which comprise the Retained Assets; (iii) servicing (including collection and foreclosure activities with respect to) commercial loans; or (iv) engaging in tax certificate acquisition and investment activities; provided, further, that the record or beneficial ownership of five percent (5%) or less of the outstanding capital stock of any Person shall not be deemed a violation of this Section 5.14(a).

(b) During the period beginning on the Closing Date and ending on the date that is 18 months after the Closing Date, Seller agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly, solicit for employment or employ any Continuing Employee; provided, however, that nothing herein shall be deemed to prohibit Seller or its Affiliates from conducting any general solicitation or general recruitment effort conducted by a third party and not targeted at any such Continuing Employee or prohibit the solicitation or employment of any Continuing Employee that (1) was terminated by Purchaser or any of its Affiliates, or (2) voluntarily resigned from the employ of Purchaser or any of its Affiliates and has not been employed by Purchaser or any of its Affiliates for at least six months prior to the date of such employment, except administrative support staff who voluntarily resign shall be immediately eligible for hire by Seller or its Affiliates.

(c) At the Closing Date, Seller shall change its name and the name of any of its Subsidiaries, if applicable, to remove and omit any reference to the term “BankAtlantic,” and the “BankAtlantic” name shall be owned and used exclusively by Bank and Purchaser.

5.15 Memorabilia. Between the date of this Agreement and the Closing Date, Seller may designate memorabilia owned by Bank that contains the name “BankAtlantic” that may be included in the Retained Assets provided that such items of memorabilia is not required for the operations of Bank in the ordinary course post-Closing.

5.16 [Intentionally Blank]

5.17 Tax Matters.

(a) Tax Indemnification.

(i) Seller shall be liable for and indemnify Purchaser and its Affiliates (including, after the Closing Date, Bank and its Subsidiaries) for any Excluded Taxes in excess of the amount(s) reserved therefor on the Closing Balance Sheet, and, without duplication, Seller shall include the income of Bank and its Subsidiaries on Seller’s consolidated federal income Tax Returns and state combined or unitary Tax Returns for all Pre-Closing Tax Periods in a manner consistent with past practice and pay any Tax attributable to such income (after taking into account the use of any net operating losses, Tax credits or other available Tax attributes arising in a Pre-Closing Tax Period). Except to the extent treated as an asset on the Interim Balance Sheet, Seller shall be entitled to any refund of Taxes of Bank or any of its Subsidiaries received for any Pre-Closing Tax Period (other than any refund, credit or offset of Taxes attributable to, or resulting from, a carryback of any item arising in a Post-Closing Tax Period, or in the case of a refund, credit or offset for a Tax period beginning prior to the Closing Date and ending after the Closing Date ( a “Straddle Period”), the use of such item arising in a Post-Closing Tax Period). Purchaser shall be entitled to the amount of any other refund, credit, offset or other Tax benefit of Bank or any of its Subsidiaries.

(ii) Upon Seller’s request, Purchaser shall cause Bank to promptly (and in any event within fifteen (15) days of such request) furnish information to Seller as reasonably requested by Seller to allow Seller to satisfy its Tax Return filing obligations under clause (i).

(b) Post-Closing Obligations of Purchaser. Purchaser shall indemnify Seller against any additional Tax owed by Bank or any of its Subsidiaries resulting from any transaction engaged in by Bank or any of its Subsidiaries occurring on the Closing Date after the Closing other than in the ordinary course of business.

(c) Without the prior written consent of Seller (which consent shall not be unreasonably withheld), Purchaser shall not, and shall not cause or permit Bank or any of its Subsidiaries to (A) amend any Tax Return filed with respect to any Pre-Closing Tax Period, or (B) make any Tax Election that would have retroactive effect to any Pre-Closing Tax Period, in each case to the extent such amendment or election could give rise to an indemnity payment by Seller for a Pre-Closing Tax Period under this Agreement.

(d) Indemnification Payments. Payment in full of any amount due under Sections 5.17(a) and (b) shall be made to the indemnified party in immediately available funds no later than the later of (i) ten (10) days after the indemnified party makes written demand on the indemnifying party and (ii) ten (10) days prior to the date on which the underlying amount is required to be paid by the indemnified party.

(e) Mutual Assistance and Cooperation. After the Closing, Seller and Purchaser shall:

(i) assist (and cause their respective Affiliates to assist) the other parties in preparing any Tax Returns of Bank and its Subsidiaries;

(ii) cooperate fully in preparing for any audit of, or dispute with, any taxing authority regarding, any Tax Return of Bank or any of its Subsidiaries;

(iii) make available to the other parties and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of Bank or its Subsidiaries;

(iv) provide timely notice to the other parties in writing of any pending or threatened tax audit or assessment of Bank or its Subsidiaries for Taxes for which the other party may have a liability; and

(v) furnish the other parties with copies of all correspondence received from any taxing authority in connection with any audit or information request with respect to Bank or any of its Subsidiaries for Taxes for which the other parties may have a liability.

(f) Contest Provisions.

(i) With respect to any Tax Proceeding involving a Tax Return in which Bank or any Subsidiary has been included in a consolidated or combined return with Seller in any Tax audit or administrative or court Proceeding relating to Taxes of Bank and any

Subsidiary for any taxable year ending before the Closing Date, Seller shall have the right to represent Bank’s interests in connection with any tax contest relating to taxable years or periods ending on or before the Closing Date and to employ counsel of its choice at its expense, provided, that Seller shall have first notified Purchaser in writing (A) of its intention to do so; (B) of the identity of counsel, if any, chosen by Seller in connection therewith; and (C) that Seller shall be liable for any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants incurred in connection with any tax contest; provided, further, that with respect to any Tax Proceeding described in this Section 5.17(f)(i), Seller shall (A) keep Purchaser reasonably informed with respect to such tax contest, and (B) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld. Purchaser shall have the right to participate, at Purchaser’s expense, in any such Tax Proceeding in connection with any proceeding involving Bank or any Subsidiary.

(ii) Except as provided in Section 5.17(f)(i), Purchaser shall have the sole right to control and make all decisions regarding interests in any Tax audit or administrative or court Proceeding relating to Taxes of Bank and any Subsidiary for any taxable year ending before the Closing Date, including selection of counsel and selection of a forum for such contest, provided, however, that in the event such audit or proceeding relates to Taxes for which Seller has indemnified Purchaser (i) Purchaser, Company, and the Seller shall cooperate in the conduct of any audit or proceeding relating to such period, (ii) Purchaser shall be entitled to be reimbursed by Seller for its reasonable internal and external costs relating to such audit, (iii) the Seller shall have the right (but not the obligation) to participate in such audit or proceeding at the Seller’s expense, (iv) Purchaser shall not enter into any agreement with the relevant taxing authority pertaining to such Taxes without the written consent of the Seller, which consent shall not unreasonably be withheld, and (v) Purchaser may, without the written consent of Seller, enter into such an agreement, provided that Purchaser shall have agreed in writing to accept responsibility and liability for the payment of such Taxes and to forego any indemnification or other claim under this Agreement with respect to such Taxes.

(iii) In the case of a Tax Proceeding for a Straddle Period of Bank or any of its Subsidiaries, Purchaser shall have the right to control, at its own expense, such Tax Proceeding; provided, however, that (i) Purchaser shall provide Seller with a timely and reasonably detailed account of each phase of such Tax Proceeding, (ii) Purchaser shall consult with Seller before taking any significant action in connection with such Tax Proceeding, and (iii) Seller shall be entitled to participate in such Tax Proceeding, at its own expense.

(g) Filing of Tax Returns.

(i) Seller shall timely prepare and file or shall cause to be timely prepared and filed any Tax Return of Bank or any of its Subsidiaries for any taxable period that ends on or before the Closing Date, provided that Seller shall prepare and file such Tax Returns in a manner consistent with the past practice of Bank or its Subsidiaries, as the case may be, unless otherwise required by Applicable Law. Purchaser agrees to cooperate (to the extent legally permitted) with Seller with respect to the filing of any such Tax Return provided that, if Purchaser and Seller do not agree as to the proper reporting of any item on a Tax Return where Purchaser’s cooperation is required, Purchaser and Seller agree to refer such matter to a mutually-acceptable public accounting firm and the decision of such firm with respect to the proper reporting of such item shall be binding on all parties. The costs of any such firm shall be split equally between Seller and Purchaser.

(ii) Purchaser shall, except to the extent that such Tax Returns are the responsibility of Seller under Section 5.17(g)(i), and subject to Section 5.17(g)(iii), be responsible for the preparation and filing of all Tax Returns with respect to Bank and its Subsidiaries.

(iii) For any Tax Return of Bank or any of its Subsidiaries with respect to a Straddle Period, Purchaser shall (A) prepare and file such Tax Returns in a manner consistent with the past practice of Bank or its Subsidiaries, as the case may be, unless otherwise required by Applicable Law, (B) deliver to Seller for its review and comment a copy of such proposed Tax Return at least thirty (30) days (to the extent practicable), but in no event less than twenty (20) days prior to the due date (giving effect to any validly obtained extension) thereof, and (C) to the extent of any remaining disagreement between Purchaser and Seller, Purchaser and Seller agree to refer such matter to a mutually-acceptable public accounting firm and the decision of such firm with respect to the proper reporting of such item shall be binding on all parties. The costs of any such firm shall be split equally between Seller and Purchaser.

(h) Transfer Taxes. Seller shall be liable for any transfer, stamp, documentary, registration, sales, use tax and other such Taxes and any conveyance fee, recording charge and other fees and charges (including any penalties and interest) (“Transfer Taxes”) incurred as a result of the transfers effected pursuant to this Agreement.

(i) Tax-Sharing Agreements. Any tax-sharing agreement between Seller and any of Bank and its Subsidiaries shall be terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year), with the exception of the receivable of approximately $1,099,030 arising from the current Federal Income Tax refund application shall be paid to Bank promptly upon receipt by Seller. As of the Closing Date, Bank and its Subsidiaries shall have no further liability or claim under such tax-sharing agreement(s). The foregoing notwithstanding, after the Closing Date, Seller shall pay to Bank any remaining amount that would be due pursuant to any tax sharing agreement in effect immediately prior to the Closing Date among the Affiliates of the Seller if such agreement were still in effect, to Bank or any of its Subsidiaries for net operating losses of Bank and its Subsidiaries included on the Interim Balance Sheet and utilized on Seller’s combined, unitary or consolidated income Tax Return (other than amounts that would be due among Bank and its Subsidiaries). To the extent that Seller or any other member of its consolidated group has paid to Bank or a Bank Subsidiary an amount for the use of a Bank or Bank Subsidiary’s net operating loss that is later determined not to have been utilized by Seller or another member of its consolidated group (other than Bank or a Bank Subsidiary), Purchaser or Bank shall return to Seller the full amount paid for the unused net operating loss. For the avoidance of doubt, the Bank and the Subsidiaries shall have no liability after the Closing Date pursuant to Section 12 of the Agreement to Allocate Consolidated Income Tax Liabilities and Benefits, dated January 1, 2002, between, inter alia, the Seller and the Bank.

(j) Section 338(h)(10) Election.

(i) Unless Purchaser gives written notice at least five (5) days prior to the Closing that it does not intend to make an election, the Seller and the Purchaser shall jointly make an election under Section 338(h)(10) of the Code and any corresponding elections under state, local or foreign Tax Law (collectively, the “Section 338(h)(10) Elections”) in accordance with and to the extent permitted under applicable Tax Laws and as set forth herein and shall timely execute Forms 8023 and such other forms as may be necessary to effect such Section 338(h)(10) Elections (the “Section 338 Forms”).

(ii) The Purchaser and the Seller shall be jointly responsible for the preparation and filing of all Section 338 Forms in accordance with applicable Tax Laws and the terms of this Agreement. The Seller and Purchaser shall execute and deliver to one another such documents or forms as are reasonably requested and are required by any Tax Laws properly to complete the Section 338 Forms. Purchaser agrees that it will provide a Form 8023 suitable for execution to the Seller at least five (5) business days prior to the Closing Date, and Seller agrees that an executed Form 8023 will be provided to Purchaser on or before the Closing Date.

(iii) At least ten (10) days prior to the date on which the Purchaser’s federal income Tax Return including the Closing Date is due, Purchaser shall deliver to the Seller completed copies of IRS Form 8883 and required schedules thereto. Purchaser shall act in good faith to determine the amount of the aggregate deemed sales price (“ADSP”) (within the meaning of Treas. Reg. §1.338(h)(10)-1(d)(3) and §1.338-4 and the proper allocations (the “Allocations”) of the ADSP among the assets of Bank and the Subsidiary in accordance with Treas. Reg. §1.338(h)(10)-1(d)(3), §1.338-6, and §1.338-7. The allocation of the Purchase Price among the assets of Bank and the Subsidiary shall be made by Purchaser in accordance with Code Section 338 and Treasury Regulations thereunder and any comparable provisions of state or local income Tax Law. Purchaser and Seller will, subject to the requirements of any applicable Tax Law or election, file all Tax Returns and reports consistent with the 338 Forms.

(iv) The Seller and the Purchaser agree that, except as required by a final determination with any Tax authority, they will report the transfers under this Agreement consistent with the Section 338(h)(10) Elections and will not take, or cause to be taken, any action in connection with the filing of any Tax Return on behalf of the Seller and Purchaser or their affiliates or otherwise that would be inconsistent with or prejudice the Section 338(h)(10) Elections or this Section 5.17(j), and they will take all steps necessary to obtain comparable treatment, where applicable, for state income Tax purposes.

(k) Coordination; Survival. Notwithstanding anything in this Agreement to the contrary, the procedures with respect to Tax matters shall be governed exclusively by this Section 5.17 (and not by any provision of Article VII). The covenants and indemnification provisions of this Section 5.17 and the representations and warranties contained in Section 3.12 shall survive until the expiration of the relevant statutes of limitations plus an additional thirty (30) days; provided that the representations and warranties contained in Section 3.12 regarding net operating losses shall survive until the tenth anniversary of the Closing Date.

(l) Taxes of Other Persons. Seller agrees to indemnify Bank and its Subsidiaries from any liability under Treas. Reg. §1.1502-6 with respect to the liability for Taxes of any Person other than Bank or its Subsidiaries.

(m) Cooperation. Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records, Tax Returns and Tax filings) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any Proceeding relating to any Tax matter. Purchaser and Seller shall cooperate with each other in the conduct of any Tax audit or other Tax Proceeding and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 5.17. Any Tax audit or other Tax Proceeding shall be deemed to be a Third-Person Claim subject to the procedures set forth in ARTICLE VII of this Agreement.

(n) Delivery of Certificate. At the Closing, Seller shall deliver a certificate that satisfies the requirements of Treasury Regulation Section 1.1445-2(c)(3), duly executed by an officer of Bank, confirming that Bank is not and has never been a United States real property holding corporation.

5.18 Seller Trust Preferred Securities. Seller will (i) immediately prior to the Closing deposit in escrow or make other provisions reasonably satisfactory to Purchaser for the funds necessary to bring current its obligations with respect to outstanding Seller Trust Preferred Securities, including, without limitation, payment of previously deferred interest payments and any interest thereon, and in connection therewith will promptly after Closing provide all notices and take other actions necessary to effect such payments, (ii) maintain its corporate existence until it satisfies all of its obligations with respect to outstanding Seller Trust Preferred Securities, (iii) not attempt to hinder, delay or defraud the holders of the Seller Trust Preferred Securities or any of its other creditors, and (iv) comply with the terms of all indentures, notes or agreements with creditors to which it is a party, including, without limitation, obligations to make payments when due, obligations to comply with consolidation provisions, and limitations on dividends or distributions to equity holders of Seller.

5.19 Intellectual Property. To the extent that any Intellectual Property owned by the Seller immediately after the Closing was used by Bank or any of its Subsidiaries prior to the Closing, Seller hereby grants to Purchaser and its Affiliates, effective as of the Closing, a nonexclusive, nontransferable, perpetual, irrevocable, worldwide, royalty-free, fully paid-up right and license in, to and under such Intellectual Property, including the right to (a) make, have made, use, import, offer for sale, lease, sell and/or otherwise transfer or dispose of any products or services for any purpose, and (b) use, reproduce, display (publicly or otherwise), perform, transmit, distribute, modify, prepare derivative works based on and otherwise exploit any and all of such Intellectual Property. For the avoidance of doubt, the Intellectual Property referred to in this Section 5.19 shall include all Intellectual Property of Seller relating to tax certificate administration and servicing, including the Tax Certificates Auction Analyzer and Tax Certificates Servicing Application.

5.20 Intercompany Obligations; Transition Services Agreement. Except as specifically provided in this Agreement, prior to Closing, Bank, on the one hand, and Seller or any Affiliate of Seller (other than the Bank), on the other hand, shall (a) enter into one or more mutual termination and release agreements with respect to all Contracts between them, whether relating to products, services or support provided to or by the Bank or otherwise effective as of the Closing, (b) execute releases acquitting, releasing and discharging Bank and Purchaser (solely with respect to its ownership of Bank) from any and all liabilities to Seller and its Affiliates that exist prior to the Closing or that arise in the future from events or occurrences taking place prior to or as of the Closing Date, other than pursuant to the transactions contemplated by this Agreement, and (c) settle or pay all intercompany receivables and payables. Notwithstanding the foregoing, Purchaser and Seller shall cooperate in good faith and, if necessary, prior to closing negotiate and enter into a transition services agreement that provides for one party to provide transition services to the other party (e.g., information systems, payroll, etc.), at cost, for up to six months following the Closing.

5.21 Matters with Respect to REIT and BAH Corp. As promptly as possible after the date of this Agreement, Purchaser and Seller shall mutually agree on the timing and procedures for termination or liquidation of the REIT and BAH Corp.

ARTICLE VI

CONDITIONS TO CLOSE

6.1 Conditions to Each Party’s Obligations. Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:

(a) No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(c) Retained Asset Contribution and Assumption. The transactions contemplated by the Retained Asset Contribution and Assumption shall have been completed in a manner and pursuant to documentation reasonably acceptable to Purchaser.

6.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Seller contained in this Agreement (i) that are not qualified as to “materiality,” “Material Adverse Change,” or “Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date and (ii) that are qualified as to “materiality,” “Material Adverse Change,” or “Material Adverse Effect” shall be true and correct (as so qualified) as of the date of this Agreement and as of the Closing Date. Representations and warranties that are made specifically as of the date of this Agreement or as of another date shall be true and correct in all material respects or true and correct, as the case may be, as of such date; provided, however, that for purposes of determining the satisfaction of the condition set forth in this Section 6.2(a), such representations and warranties shall be deemed to be so true and correct if the failure or failures of such representations and warranties to be true and correct do not constitute, individually or in the aggregate, a Material Adverse Change or Material Adverse Effect.

(b) Compliance with Covenants and Obligations. Seller shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date, including consummation of the transactions contemplated by Section 2.3.

(c) No Material Adverse Change. Between the date of this Agreement and the Closing Date, no Material Adverse Change shall have occurred and be continuing.

(d) Resignations. At or prior to the Closing Date, Seller shall cause Bank to remove or effect the resignation, effective as of the Closing Date, of all directors and those officers of Bank designated by Purchaser prior to the Closing.

(e) Shareholder Approval. This Agreement shall have been approved by action by shareholders of Seller holding the requisite voting power under the Charter and Applicable Law.

(f) Seller Trust Preferred Securities. Seller shall have taken the actions required by Section 5.18 to be taken on or prior to the Closing with respect to outstanding Seller Trust Preferred Securities.

(g) Seller Closing Deliverables. Seller shall have delivered to Purchaser, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.5 at or prior to the Closing Date.

(h) Fairness Opinion. Seller shall have received an opinion from Sandler O’Neil + Partners L.P. to the effect that the transactions contemplated by this Agreement are fair, from a financial point of view, to the Seller.

6.3 Conditions to the Obligations of Seller. The obligation of Seller to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by Seller, at or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement (i) that are not qualified as to “materiality,” “material adverse change” or “material adverse effect” shall be true and correct in all material respects as of the Closing Date and (ii) that are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” shall be true and correct (as so qualified) as of the date of this Agreement and as of the Closing Date, other than such representations and warranties that are made specifically as of the date of this Agreement or as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date; provided, however, that for purposes of determining the satisfaction of the condition set forth in this Section 6.3(a), such representations and warranties shall be deemed to be so true and correct if the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, do not have a material adverse effect on the ability of Purchaser to perform its obligations under, and to consummate the transactions contemplated by this Agreement.

(b) Compliance with Covenants and Obligations. Purchaser shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c) Purchaser Closing Deliverables. Purchaser shall have delivered to Seller, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.6 at or prior to the Closing Date.

(d) Fairness Opinion. Seller shall have received an opinion from Sandler O’Neil + Partners L.P. to the effect that the transactions contemplated by this Agreement are fair, from a financial point of view, to the Seller.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by Seller. Subject to Section 7.3 and Section 7.4, Seller will indemnify, defend and hold Purchaser harmless against any and all Losses which Purchaser suffers or incurs, insofar as such Losses arise out of or result from:

(a) any breach of any of the representations or warranties made by Seller in this Agreement, other than any breach of Section 3.12, which shall be governed by Section 5.17;

(b) the breach of any covenant or agreement to be performed by Seller herein, including Seller’s obligation to indemnify directors and officers under Section 5.9;

(c) the Retained Assets, the Retained Assets Liabilities, or the Retained Assets Contribution and Assumption;

(d) the Proceedings set forth on Schedule 7.1(d);

(e) the Seller Trust Preferred Securities;

(f) the Purchase and Assumption Agreement dated January 28, 2011 by and among Bank, PNC Bank, National Association, and BankAtlantic Bancorp, Inc.; and

(g) fines or penalties assessed against Bank by the OCC in connection with the results of the OTS Compliance Report completed May 26, 2011 in excess of the amount reserved for such matter on the Interim Balance Sheet.

7.2 Indemnification by Purchaser. Subject to Section 7.3 and Section 7.4, Purchaser will indemnify, defend and hold Seller harmless against any and all Losses which Seller suffers or incurs, insofar as such Losses arise out of or result from:

(a) any breach of any of the representations or warranties made by Purchaser in this Agreement; and

(b) the breach of any covenant or agreement to be performed by Purchaser herein.

7.3 Limitations on Liability.

(a) Time Limitations and Nonsurvival. The representations or warranties set forth in this Agreement shall survive for two years following the Closing Date, except that the representations and warranties set forth in (i) Section 3.1, Section 3.2, Section 3.6, Section 3.27, Section 4.1, Section 4.2 and Section 4.8 shall survive the Closing Date indefinitely and (ii) Section 3.12 shall survive as specified in Section 5.17 and thereafter neither party shall have any liability (for indemnification or otherwise) with respect to any representation or warranty, unless on or before the second (2nd) anniversary of the Closing Date the indemnified party notifies the indemnifying party of a claim to be asserted specifying the factual basis of that claim in reasonable detail. The agreements and covenants contained in this Agreement shall not survive the Closing Date except to the extent expressly contemplating performance thereafter.

(b) Limitations on Seller’s Indemnification. Seller will have no obligation to indemnify Purchaser for any Losses pursuant to Section 7.1(a) until such time as such Losses, in the aggregate, exceed one million dollars ($1,000,000) at which point Seller shall be liable for the amount of such Losses solely to the extent they are in excess of one million dollars ($1,000,000). The maximum amount of indemnifiable Losses for which Seller shall be liable pursuant to Section 7.1(a) shall be forty million dollars ($40,000,000). The foregoing notwithstanding, Seller shall be obligated to indemnify Purchaser for all Losses pursuant to Section 3.1, Section 3.2, Section 3.6 and Section 3.27.

(c) Limitations on Purchaser’s Indemnification. Purchaser will have no obligation to indemnify Seller for any Losses pursuant to Section 7.2(a) until such time as such Losses, in the aggregate, exceed one million dollars ($1,000,000) at which point Purchaser shall be liable for the amount of such Losses solely to the extent they are in excess of one million dollars ($1,000,000). The maximum amount of indemnifiable Losses for which Purchaser shall be liable pursuant to Section 7.2(a) shall be forty million dollars ($40,000,000). The foregoing notwithstanding, Purchaser shall be obligated to indemnify Seller for all Losses pursuant to Section 4.1 and Section 4.8.

(d) Other Limitations. Any payment by an indemnifying party shall be reduced by the amount of insurance proceeds recovered by the indemnitee from any Person with respect thereto. If any indemnified party may have the right to recover Losses from a third party in addition to the indemnifying party, upon receipt of payment in full for the Losses, the indemnified party shall assign such right to the indemnifying party and shall reasonably cooperate (at the expense of the indemnifying party) in pursuing any rights against such third party. An indemnified party shall use commercially reasonable efforts to mitigate any claim or liability that such indemnified party asserts under this ARTICLE VII; provided that the indemnified party shall not be required to incur any out-of-pocket fees or expenses in connection with such mitigation. In the event that an indemnified party shall fail to use such commercially reasonable efforts to mitigate any claim or liability, then notwithstanding anything else to the contrary contained in this Agreement, the indemnifying party shall not be required to indemnify any indemnified party for any portion of a Loss that could reasonably be expected to have been avoided if the indemnified party had made such efforts.

7.4 Third-Party Indemnification Procedure.

(a) Promptly after receipt by any indemnified party of notice of the commencement of any Proceeding in respect of which the indemnified party intends to seek indemnification pursuant to Section 7.1 or Section 7.2, the indemnified party shall notify the indemnifying party in writing; provided that the omission to so notify shall not relieve the indemnifying party of its indemnification obligations except to the extent the indemnifying party is materially prejudiced thereby. The indemnifying party shall be entitled to assume control of the defense of such action or claim; provided that:

(i) the indemnified party shall be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim;

(ii) no indemnifying party shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to the indemnified party and its Affiliates of a release from all liability in respect of such claim or if, pursuant to or as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the indemnified party or such judgment or settlement could materially interfere with the business or operations of the indemnified party; and

(iii) after written notice by the indemnifying party to the indemnified party of its election to assume control of the defense of any such action in accordance with the foregoing provisions, the indemnifying party shall not be liable to such indemnified party hereunder for any legal fees, costs and expenses subsequently incurred by such indemnified party in connection with the defense thereof.

(b) If the indemnifying party does not assume control of the defense of such claim in a reasonable period of time following its receipt of notice of such claim in accordance with the foregoing provisions, the indemnified party shall have the right to defend such claim in such manner as it may deem appropriate, and the indemnifying party will promptly reimburse the indemnified party therefor; provided, that the indemnified party shall not be entitled to consent to the entry of any judgment or enter into any settlement of such claim without the prior written consent of the indemnifying party.

7.5 [Intentionally Blank].

7.6 Exclusive Remedies. Following the Closing Date, the remedies provided in this ARTICLE VII shall constitute the sole and exclusive remedies with respect to all claims for breach of any representation or warranty set forth in this Agreement or otherwise arising out of the transactions contemplated hereby except in the case of fraud or willful breach or breaches of any covenants to be performed following the Closing Date.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser if the Closing Date shall not have occurred on or before July 31, 2012; provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;

(c) by either Seller or Purchaser in the event of (i) a material breach by the other party of any representation or warranty contained this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Purchaser’s or Seller’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Purchaser’s or Seller’s obligations set forth in Section 6.2 or Section 6.3, respectively; or

(d) by either Seller or Purchaser if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the transactions contemplated by this Agreement.

8.2 Effect of Termination. In the event of termination of this Agreement by a party pursuant to Section 8.1, written notice thereof shall promptly be given to the other party(ies) hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 8.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party(ies), and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Section 5.3(b) shall survive any such termination; and (ii) nothing herein shall relieve any party from liability for damages resulting from fraud or the willful breach of any of its covenants or agreements set forth in this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received) if delivered personally, or sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses or at such other addresses for a party as shall be specified by like notice:

(a) if to Purchaser, to:

BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

Attn: Robert J. Johnson, Jr. , Esq.

Executive Vice President, General Counsel, Secretary and

Chief Corporate Governance Officer

with a copy (which shall not constitute notice) to:

Squire, Sanders & Dempsey (US) LLP

4900 Key Tower

127 Public Square

Cleveland, Ohio 44114

Attn:      David A. Zagore

    James J. Barresi

and

(b) if to Seller, to:

BankAtlantic Bancorp, Inc.

2100 West Cypress Creek Road

Ft. Lauderdale, Florida 33309

Attn: Alan B. Levan, Chairman of the Board

Tel:    954-940-5000

Fax:   954-940-5050

with a copy (which shall not constitute notice) to:

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

Museum Tower

150 West Flagler Street

Suite 2200

Miami, Florida 33130

Attn:      Alison W. Miller, Esq.

    Michael I. Keyes, Esq.

Tel:    305-789-3200

Fax:   305-789-3395

9.2 Entire Agreement. This Agreement (including the Disclosure Schedules hereto) and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.

9.3 Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto.

9.4 Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

9.5 Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by Seller or Purchaser without the express prior written consent of the other party. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.6 Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, without regard to principles of conflicts of laws.

9.7 Consent to Jurisdiction.

(a) Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement and the transactions contemplated hereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, and (1) irrevocably submits to the exclusive jurisdiction of such courts, (2) waives any objection to laying venue in any such action or proceeding in such courts, and (3) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b) Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 9.1, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

9.8 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Applicable Law.

9.10 Cumulative Remedies; Specific Performance. All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative and not alternative Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

9.11 Expenses. Each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated, including all fees and expenses of agents, representatives, counsel and accountants.

9.12 Prevailing Party. In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.

9.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

9.14 Schedules. Following the date of this Agreement, Seller may update the disclosures schedules to disclose any development or circumstance occurring between the date hereof and the Closing. No such update shall be taken into account in determining whether a Material Adverse Effect has occurred. However, any such update shall be taken into account for the purpose of determining the accuracy of any representation or warranty of Seller.

[Remainder of page was intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement on the day and year first above written.

BB&T CORPORATION

By:	/s/ Daryl Bible
Name: Daryl Bible
Title: Senior Executive Vice President — CFO

BANKATLANTIC BANCORP, INC.

By:	/s/ Alan B. Levan
Name: Alan B. Levan
Title: Chairman and Chief Executive Officer

EXHIBIT 1

Accounting Procedures and Methodologies

Capitalized terms used in this Exhibit 1 shall be as defined in the Stock Purchase Agreement, dated as of November 1, 2011 by and between BB&T Corporation and BankAtlantic Bancorp, Inc. (the “Agreement”)

Both the Estimated Closing Balance Sheet and Closing Balance Sheet shall be prepared, and each of the Estimated Closing NAV, Bank NAV and Closing NAV shall be calculated, as of the applicable dates using Bank Accounting Principles as actually applied by Bank in connection with preparation by Seller of the Audited Financial Statements as of December 31, 2010, the Interim Financial Statements and Reference Balance Sheet as of September 30, 2011.

In preparing the Estimated Closing Balance Sheet and Closing Balance Sheet, and in calculating the Estimated Closing NAV, Bank NAV and Closing NAV, no effect shall be given to any purchase accounting adjustment, discontinued operation accounting, or any other accounting entry, calculation, adjustment or change to accounting policies and procedures that would otherwise be applied as a result of the Agreement or any of the transactions contemplated thereby, including any decisions made by Purchaser, or actions taken in respect thereof, that would otherwise require adjustments which would impact the Closing Balance Sheet.

For avoidance of doubt, the adjustments and changes that would be excluded in preparing the deliverables and performing the calculations contemplated above would include, but would not be limited to, the following:

•	Held for sale and/or discontinued operations accounting arising from the Agreement but not pursuant to the ordinary course of business;

•	Asset impairments resulting from entering into the Agreement, or the transactions contemplated thereby, including, but not limited to:

•	Goodwill or other intangible valuation;

•	Purchase accounting adjustments of Purchaser;

•	Costs associated with severance pay and stay bonuses paid pursuant to the Agreement but not those costs incurred in the ordinary course of business;

•	Termination of benefit plans and 401k plans required or contemplated by the Agreement;

•	Costs associated with termination or non-renewal of contracts requested by Purchaser, or otherwise required or contemplated by the Agreement;

•	Other transaction and acquisition costs agreed to be paid by Purchaser;

•	Changes in policies and practices governing the allowance for loan loss methodology;

•	Changes to other matters of judgment or significant accounting policies including goodwill and long-lived asset impairments;

•	Changes in policies and practices governing the assignment of loan risk ratings and the determination of impairment under Accounting Standards Codification Section 310;

•	Any post-closing adjustments after 20 business days less than $50,000; provided that if the aggregate amount of such adjustments exceeds $200,000, then all such adjustments shall be recorded.

Notwithstanding the application of Bank Accounting Principles noted above, the following shall be recognized on the Closing Balance Sheet and related calculations of Closing NAV:

•	The sum of all deferred tax assets, the deferred tax valuation allowance and deferred tax liabilities will be recorded at $0.

The Seller will promptly inform the Purchaser of: (i) any changes in its or the Bank’s accounting policies, methods and conventions after September 30, 2011, whether or not required by promulgated changes to GAAP, (ii) the dollar impact of such changes on the Estimated Closing Balance Sheet, and (iii) the calculations thereof, if any.

Exhibit 2

Reference Balance Sheet

	As of September 30, 2011
BankAtlantic (bank only) (in thousands)	BankAtlantic*	RA_LLC		BankAtlantic After Distribution of RA_LLC
ASSETS
Total loans, gross	2,711,580	586,482		2,125,098
Allowance for loan loss	(130,552)	(77,028)		(53,524)
Tax Certificates, gross	63,803	18,652		45,151
Tax Certificates allowance	(7,535)	(4,864)		(2,671)
FHLB Stock	25,223	—		25,223
Available for sale securities	84,478	—		84,478
Goodwill	13,081	—		13,081
Core deposit intangible asset	589	—		589
REO	83,360	83,360		—
Property and equipment	144,359	3,613	(1)	140,746
Other assets	44,740	1,698	(2)	43,042
Cash & due from banks	673,922	11,673		662,249

Total assets	3,707,048	623,587		3,083,461

	BankAtlantic*	RA_LLC		BankAtlantic After Distribution of RA_LLC
LIABILITIES AND EQUITY
Deposits
Demand	859,688			859,688
Savings	439,051			439,051
NOW	1,166,615			1,166,615
Money market	449,800			449,800
Certificates of deposit	409,167			409,167

Total deposits	3,324,321	—		3,324,321
Short term borrowings	960			960
Subordinated debentures	22,000			22,000
Other liabilities	53,700	16,669	(3)	37,031

Total liabilities	3,400,981	16,669		3,384,312
Equity	306,067	606,918		(300,851)

Total liabilities and equity	3,707,048	623,587		3,083,461

	—

Non CD Deposits	$2,915,154
Premium	10.32%

Total deposit premium	300,851

BankAtlantic Ending Equity	306,067
Less: Retained Assets, net excluding cash	595,245

BankAtlantic after distrib NAV, before cash	(289,178)

Cash to RA_LLC	11,673

BankAtlantic after distrib NAV	$(300,851)

*	Not reflective of any potential generally accepted accounting principles adjustments that may be required in future periods as a result of the transaction set forth in the related Stock Purchase Agreement.
(1)	Includes four vacant pieces of land.
(2)	Other assets include: $1,078,445 in accrued interest receivable on loans and a $415,159 rent receivable related to REO properties.
(3)	Other liabilities include: $13,069,975 related to servicer remittances on criticized purchased mortgage loans representing P&I as if borrower was paying. This liability must be remitted back to servicer in cash when the servicer sells the property. If the loan is brought current, the liability would be reversed against the asset. Also includes $2,106,156 in escrows related to criticized loans, $915,342 in accrued real estate taxes on REO and a $450,000 legal accrual related to a nonperforming loan.